SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Quarterly information for the period ended June 30, 2026 (Free Translation into English from the Original Previously Issued in Portuguese) Braskem S.A. KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone +55 (11) 3940-1500 kpmg.com.br Report on the review of interim financial information (ITR) (A free translation of the original report in Portuguese, as filed with the Comissão de Valores Mobiliários - CVM, for the individual interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária, and for the consolidated interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB) To Shareholders, Members of the Board and Management Braskem S.A. Camaçari - Bahia Introduction We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2026, which comprises the statement of financial position as at June 30, 2026 and the related statements of profit or loss and comprehensive income (loss) for the three and six-month periods then ended, and the changes in equity and cash flows for the six-month period then ended, including the explanatory notes. The Company´s management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) – Demonstração Intermediária and the consolidated interim financial information in accordance with CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB), such as for the presentation of these information in accordance with the standards issued by the Comissão de Valores Mobiliários, applicable to the preparation of Quarterly Information Form – (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 – Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Conclusion on the individual interim financial information Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Comissão de Valores Mobiliários. Conclusion on the consolidated interim financial information Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Comissão de Valores Mobiliários. Emphasis - Material uncertainty related to going concern We draw attention to Note 1 of the interim financial information, which indicates that according to the balance sheet as of June 30, 2026, current liabilities exceeded its total assets by R$ 1,889 million in the parent company and R$ 8,701 million in the consolidated, and equity was negative by R$ 12,586 million in the parent company and R$ 13,087 million in the consolidated. Management's plans regarding this matter are described in the aforementioned note. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter. Other matters - Statements of value added The interim information referred to above includes the individual and consolidated statements of added value (DVA) for the six-month period ended June 30, 2026, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures performed together with the review of the quarterly information, to reach a conclusion on whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 – Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that those statements of value added were not prepared, in all material respects, in accordance with the criteria set forth in that standard and consistently with the individual and consolidated interim financial information taken as a whole. São Paulo, August 13, 2026 KPMG Auditores Independentes Ltda. CRC 2SP014428/O-6 Original report in Portuguese signed by Fernando Rodrigues Nascimento Accountant CRC 1SP244524/O-1 Braskem S.A. Statement of interim financial position as of June 30, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 2 Consolidated Parent company Assets Note Jun/26 Dec/25 Jun/26 Dec/25 Current assets Cash and cash equivalents 4 3,931 10,501 1,446 4,052 Financial investments 5 1,997 1,336 1,649 1,032 Trade accounts receivable 6 4,199 3,455 4,033 3,017 Inventories 7 13,275 10,421 9,703 7,001 Taxes recoverable 9 2,547 2,703 1,652 1,819 Recoverable income taxes 375 496 99 59 Derivatives 18.4 235 365 26 35 Other receivables 2,741 1,171 838 596 - Total 29,300 30,448 19,446 17,611 Non-current assets Taxes recoverable 9 3,504 3,562 3,260 3,296 Recoverable income taxes 217 225 136 138 Deferred tax assets 20(c) 1,590 1,557 - - Derivatives 18.4 452 501 71 40 Other receivables 814 566 458 381 Investments 10 531 494 19,644 22,570 Property, plant and equipment 11 35,897 37,579 15,450 15,583 Intangible assets 12 2,978 3,063 2,336 2,368 Right of use of assets 13(a) 3,957 3,884 1,439 1,618 Total 49,940 51,431 42,794 45,994 Total assets 79,240 81,879 62,240 63,605 Braskem S.A. Statement of interim financial position as of June 30, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 3 Consolidated Parent company Liabilities and shareholders' equity Note Jun/26 Dec/25 Jun/26 Dec/25 Current liabilities Trade payables 14 10,800 13,177 12,655 13,181 Borrowings and debentures 15 9,100 8,268 1,886 1,204 Braskem Idesa borrowings 16 12,211 12,504 - - Derivatives 18.4 213 331 - - Payroll and related charges 876 810 661 593 Taxes payable 19 648 475 498 360 Income taxes payable 71 3 - - Sundry provisions 21 689 711 626 619 Accounts payable to related parties 8(b) - - 2,689 2,166 Provision - geological event in Alagoas 23 1,024 1,107 1,024 1,107 Lease 13(b) 868 902 435 483 Other payables 1,501 1,930 861 988 Total 38,001 40,218 21,335 20,701 Non-current liabilities Borrowings and debentures 15 40,236 43,553 5,662 6,551 Braskem Idesa borrowings 16 1,663 1,803 - - Derivatives 18.4 376 497 - 1 Taxes payable 19 199 62 199 62 Accounts payable to related parties 8(b) - - 40,190 44,385 Loan from non-controlling shareholders of Braskem Idesa 8(a) 1,019 1,037 - - Deferred tax liabilities 20(c) 1,492 1,469 539 539 Post-employment benefits 494 506 293 293 Legal provisions 22.1 875 922 875 922 Sundry provisions 21 1,097 1,213 1,097 1,213 Provision - geological event in Alagoas 23 2,223 2,396 2,223 2,396 Lease 13(b) 3,200 3,249 1,186 1,395 Other payables 1,452 1,456 1,227 1,294 Total 54,326 58,163 53,491 59,051 Shareholders' equity 24 Capital 8,043 8,043 8,043 8,043 Capital reserve and treasury shares (10) 11 (10) 11 Additional paid in capital (488) (488) (488) (488) Other comprehensive income (1,018) 189 (1,018) 189 Accumulated losses (19,113) (23,902) (19,113) (23,902) Total attributable to the Company's shareholders (12,586) (16,147) (12,586) (16,147) Non-controlling interest in subsidiaries (501) (355) - - Total (13,087) (16,502) (12,586) (16,147) Total liabilities and shareholders' equity 79,240 81,879 62,240 63,605 ; Braskem S.A. Statement of profit or loss for the quarter and six-month period ended June 30, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 4 Consolidated Note 2Q2026 2Q2025 Jun/26 Jun/25 Net revenue 26 21,715 17,857 37,203 37,317 Cost of products sold 27 (16,400) (17,495) (30,788) (35,645) 0 0 0 0 Gross profit 5,315 362 6,415 1,672 0 0 0 0 Income (expenses) - - - - Selling and distribution 27 (447) (514) (951) (1,034) Loss for impairment of trade accounts receivable and others from clients 27 (1) 2 - - General and administrative 27 (761) (698) (1,472) (1,361) Research and development 27 (103) (108) (205) (234) Results from equity-accounted investees - (11) 14 (125) 7 Other income 27 297 458 412 610 Other expenses 27 (235) (18) (409) (63) 0 0 0 0 Profit (loss) before financial results and taxes 4,054 (502) 3,665 (403) 0 0 0 0 Financial results 28 - - - - Financial expenses (1,614) (1,654) (3,337) (3,284) Financial income 262 279 457 574 Derivatives and exchange rate variations, net 859 1,347 3,729 3,399 0 0 0 0 Profit (loss) before income tax 3,561 (530) 4,514 286 0 0 0 0 Current and deferred income tax and social contribution 20(a) (238) 140 55 (44) 0 0 0 0 Net profit (loss) for the period 3,323 (390) 4,569 242 Attributable to: - - Company's shareholders 3,325 (267) 4,771 431 Non-controlling interest in subsidiaries (2) (123) (202) (189) 0 0 0 0 Net profit (loss) for the period 3,323 (390) 4,569 242 Earnings per share - basic and diluted - R$ 25 Basic and diluted Common - - 5.9882 0.4904 Preferred shares class "A" - - 5.9882 0.6054 Preferred shares class "B" - - 0.6057 0.6057 Braskem S.A. Statement of profit or loss for the quarter and six-month period ended June 30, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 5 Parent company Note 2Q2026 2Q2025 Jun/26 Jun/25 Net revenue 26 15,517 13,103 26,219 26,568 Cost of products sold 27 (11,855) (17,495) (21,950) (26,229) 0 0 0 0 Gross profit 3,662 106 4,269 339 0 0 0 0 Income (expenses) - - - - Selling and distribution 27 (255) (254) (513) (510) Loss for impairment of trade accounts receivable and others from clients 27 2 5 13 7 General and administrative 27 (428) (449) (836) (833) Research and development 27 (49) (49) (92) (96) Results from equity-accounted investees 10(b) 952 319 872 1,142 Other income 27 306 357 345 548 Other expenses 27 (94) 47 (238) (62) 0 0 0 0 Profit (loss) before financial results and taxes 4,096 82 3,820 535 0 0 0 0 Financial results 28 - - - - Financial expenses (1,431) (1,725) (2,702) (3,252) Financial income 178 189 323 373 Derivatives and exchange rate variations, net 483 1,076 3,331 3,050 0 0 0 0 Profit (loss) before income tax 3,326 (378) 4,772 706 0 0 0 0 Current and deferred income tax and social contribution 20(a) (1) 111 (1) (275) 0 0 0 0 Net profit (loss) for the period 3,325 (267) 4,771 431 Earnings per share - basic and diluted - R$ 25 Basic and diluted Common - - 5.9882 0.4904 Preferred shares class "A" - - 5.9882 0.6054 Preferred shares class "B" - - 0.6057 0.6057 Braskem S.A. Statement of other comprehensive income for the quarter and six-month period ended June 30, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 6 Consolidated Note 2Q2026 2Q2025 Jun/26 Jun/25 Profit (loss) for the period 3,323 (390) 4,569 242 Other comprehensive income: Items that will be reclassified subsequently to profit or loss Fair value adjustments of cash flow hedge (1) 33 3 122 Fair value of financial transactions (1) - (1) (33) Exchange variation in hyperinflationary economy, net of taxes - 1 - 2 (2) 34 2 91 Exchange variation of foreign sales hedge 18.6 - 1,359 - 3,123 Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes 18.6 80 745 196 838 80 2,104 196 3,961 Foreign subsidiaries currency translation adjustment (260) (1,162) (1,365) (3,232) Total (182) 976 (1,167) 820 Items that will not be reclassified subsequently to profit or loss Actuarial gain with post-employment benefits, net of taxes 12 - 12 - Total comprehensive profit for the period 3,153 586 3,414 1,062 Attributable to: Company's shareholders 3,157 442 3,564 985 Non-controlling interest in subsidiaries (4) 144 (150) 77 Total comprehensive income for the period 3,153 586 3,414 1,062 Parent company Note 2Q2026 2Q2025 Jun/26 Jun/25 Profit (loss) for the period 3,325 (267) 4,771 431 Other comprehensive income: Items that will be reclassified subsequently to profit or loss Fair value adjustments of cash flow hedge (7) 48 (8) 137 Fair value of financial transactions (1) - (1) (33) Exchange variation in hyperinflationary economy, net of taxes - 1 - 2 (8) 49 (9) 106 Exchange variation of foreign sales hedge 18.6 - 1,359 - 3,123 Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes 18.6 60 559 147 629 60 1,918 147 3,752 Foreign subsidiaries currency translation adjustment (232) (1,258) (1,357) (3,304) Total (180) 709 (1,219) 554 Items that will not be reclassified subsequently to profit or loss Actuarial gain with post-employment benefits, net of taxes 12 12 12 12 Total comprehensive profit for the period 3,157 442 3,564 985 Braskem S.A. Statement of changes in shareholders’ equity All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 7 Parent company Consolidated Attributed to shareholders' interest Total Capital Total shareholders' reserve and Additional Other Braskem Non-controlling equity Treasury paid in comprehensive Accumulated shareholders' interest in (net capital Capital Shares capital income losses interest subsidiaries deficiency) As of January 1, 2025 8,043 13 (488) 1,684 (14,034) (4,782) 504 (4,278) Comprehensive income for the period: Income (loss) for the period 431 431 (189) 242 Exchange variation of foreign sales hedge, net of taxes - - - 3,752 3,752 209 3,961 Fair value of cash flow hedge, net of taxes - - - 137 137 (15) 122 Exchange variation in hyperinflationary economy, net of taxes - - - 2 - 2 - 2 Fair value of financial transactions (33) (33) - (33) Foreign subsidiaries currency translation adjustment - - - (3,304) (3,304) 72 (3,232) Total - - - 554 431 985 77 1,062 Equity valuation adjustments: Realization of additional property, plant and equipment price-level restatement, net of taxes - - - (4) 4 - - Long term incentive plan - (10) - (10) (10) Total - (10) - (4) 4 (10) - (10) Contributions and distributions to shareholders: - Dividends-lapse of statute of limitation 2 2 2 Capital decrease from controlling interests - (22) (22) Sales of investment in subsidiary - (12) (12) Total - - - - 2 2 (34) (32) As of June 30, 2025 8,043 3 (488) 2,234 (13,597) (3,805) 547 (3,258) As of January 1, 2026 8,043 11 (488) 189 (23,902) (16,147) (355) (16,502) Comprehensive income for the period: Income (loss) for the period 4,771 4,771 (202) 4,569 Exchange variation of foreign sales hedge, net of taxes - - - 147 - 147 49 196 Fair value of cash flow hedge, net of taxes - - - (8) - (8) 11 3 Actuarial gain with post-employment benefits, net of taxes - - - 12 12 12 Fair value of financial transactions - (1) - (1) (1) Foreign currency translation adjustment - - - (1,357) - (1,357) (8) (1,365) Total - - - (1,207) 4,771 3,564 (150) 3,414 Equity valuation adjustments: Long term incentive plan - (21) - 18 (3) (3) Total - (21) - - 18 (3) - (3) Contributions to shareholders: Capital increase from controlling interests - 4 4 Total - - - - - - 4 4 As of June 30, 2026 8,043 (10) (488) (1,018) (19,113) (12,586) (501) (13,087) Braskem S.A. Statement of cash flows as of June 30, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 8 Consolidated Parent company Note Jun/26 Jun/25 Jun/26 Jun/25 Income before income tax 4,514 286 4,772 706 Adjustments for: Depreciation and amortization 30 2,332 2,428 1,413 1,504 Results from equity-accounted investees 10(c) 125 (7) (872) (1,142) Interest and foreign exchange gain (1,656) (1,605) (844) 315 Provisions, net 23 15 (35) (4) Provision (reversal) - geological event in Alagoas 23 170 (124) 170 (124) Gain on the sale of subsidiary - 75 - (24) Reversal for impairment of trade accounts receivable and others - - (13) (7) PIS and COFINS credits (242) (293) (242) (293) Provision for impairment and loss on sale of property, plant and equipment (20) 103 (20) 94 Total 5,246 878 4,329 1,025 Changes in operating working capital Financial investments (520) 696 (554) 653 Trade accounts receivable (817) (186) (1,002) (135) Inventories (3,044) (220) (2,684) (2) Taxes recoverable 222 (690) 408 (29) Other receivables (1,650) (162) (329) 113 Trade payables (1,606) 513 (397) (707) Taxes payable 710 656 311 (144) Sundry provisions (184) (15) 115 (14) Geological event in Alagoas 23 (479) (877) (479) (877) Other payables (377) (830) (399) (324) Cash used in operating activities (2,499) (237) (681) (441) Interest paid (1,844) (2,302) (398) (497) Income taxes received (paid) 123 (78) (37) 2 Net cash used in operating activities (4,220) (2,617) (1,116) (936) Proceeds from the sale of fixed and intangible assets - - 1 - Proceeds from the sale of subsidiaries - 77 - 77 Resources received from the reserve of subsidiaries - 441 Dividends received - - 2,769 11 Additions to investments (166) (47) (150) - Acquisitions to property, plant and equipment and intangible assets (1,219) (1,301) (1,058) (672) Acquisitions to right of assets under construction (90) Guaranty for the use of long-term assets (196) Financial investments (90) (1) (4) - Net cash (used) generated in investing activities (1,761) (1,272) 1,558 (143) Short-term and Long-term debt 17 Issued 1 933 67 - - Payments (707) (1,002) (106) (659) Braskem Idesa borrowings 17 Issued - 790 - - Payments (54) (632) - - Related parties 17 Issued - - 22 4,176 Payments - - (2,736) (3,477) Lease 13(b) (421) (431) (228) (231) Proceeds from non-controlling capital (contributions) reduction 4 (22) - - Net cash used in financing activities (245) (1,230) (3,048) (191) Exchange variation on cash of foreign subsidiaries (344) (684) - - Decrease in cash and cash equivalents (6,570) (5,803) (2,606) (1,270) Represented by Cash and cash equivalents at the beginning of the period 10,501 14,986 4,052 5,388 Cash and cash equivalents at the end of the period 3,931 9,183 1,446 4,118 Decrease in cash and cash equivalents (6,570) (5,803) (2,606) (1,270) Braskem S.A. Statement of value added as of June 30, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 9 Consolidated Parent company Jun/26 Jun/25 Jun/26 Jun/25 Revenue 43,071 43,748 32,072 32,944 Sale of goods, products and services 42,802 43,339 31,756 32,562 Other income, net 269 409 303 375 Reversal for doubtful accounts - - 13 7 - - - Inputs acquired from third parties (33,000) (38,377) (24,356) (29,404) Cost of products, goods and services sold (31,487) (37,391) (23,371) (28,839) Material, energy, outsourced services and others (1,502) (993) (991) (560) (Loss) gain of assets (11) 7 6 (5) - - - Gross value added 10,071 5,371 7,716 3,540 - - - Depreciation, amortization and depletion (2,329) (2,428) (1,413) (1,504) - - - Net value added produced by the Company 7,742 2,943 6,303 2,036 - - - Value added received in transfer 4,201 4,025 4,535 4,711 Results from equity investments (125) 7 872 1,142 Financial income 4,326 4,018 3,663 3,569 - - - Total value added to distribute 11,943 6,968 10,838 6,747 - - - - - - Personnel 1,146 1,152 690 621 Direct compensation 898 916 507 466 Benefits 196 192 131 114 FGTS (Government Severance Pay Fund) 52 44 52 41 - - - Taxes, fees and contributions 2,533 1,959 2,567 2,169 Federal 701 572 745 791 State 1,802 1,365 1,802 1,365 Municipal 30 22 20 13 - - - Remuneration on third parties' capital 3,695 3,615 2,810 3,526 Interest 3,478 3,319 2,710 3,391 Rentals 217 296 100 135 - - - Remuneration on own capital 4,569 242 4,771 431 Profit for the period 4,771 431 4,771 431 Non-controlling interest in subsidiaries (202) (189) - - - - - Value added distributed 11,943 6,968 10,838 6,747 Summary of Notes 1 The Company and its operations ............................................................................................................................ 11 2 Basis of preparation and presentation of the quarterly information ..................................................................... 19 3 Amendments to accounting standards adopted in the current year ..................................................................... 21 4 Cash and cash equivalents ..................................................................................................................................... 21 5 Financial investments ............................................................................................................................................. 22 6 Trade accounts receivable ..................................................................................................................................... 22 7 Inventories ............................................................................................................................................................. 23 8 Related parties ....................................................................................................................................................... 24 9 Taxes recoverable .................................................................................................................................................. 26 10 Investments .......................................................................................................................................................... 27 11 Property, plant and equipment............................................................................................................................ 30 12 Intangible assets ................................................................................................................................................... 31 13 Leases ................................................................................................................................................................... 32 14 Trade payables ..................................................................................................................................................... 33 15 Borrowings and debentures ................................................................................................................................. 34 16 Braskem Idesa borrowings ................................................................................................................................... 36 17 Reconciliation of financial activities in the statement of cash flow ...................................................................... 38 18 Financial instruments and risk management ........................................................................................................ 39 19 Taxes payable ....................................................................................................................................................... 49 20 Income tax ............................................................................................................................................................ 49 21 Sundry provisions ................................................................................................................................................. 51 22 Provisions for legal proceedings ........................................................................................................................... 53 23 Geological event - Alagoas ................................................................................................................................... 54 24 Shareholders’ equity ............................................................................................................................................ 64 25 Earnings per share ................................................................................................................................................ 65 26 Net revenues ........................................................................................................................................................ 66 27 Expenses by nature and function .......................................................................................................................... 66 28 Financial results .................................................................................................................................................... 67 29 Segment information ........................................................................................................................................... 68 30 Contractual obligations ........................................................................................................................................ 69 31 Subsequent events ............................................................................................................................................... 69 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 11 1 The Company and its operations Braskem S.A. (“Parent Company,”) is a public corporation with headquarters in Camaçari, Bahia. On June 3, 2026, the acquisition by Shine I Fundo de Investimento em Participações Multiestratégia ("Shine Fund") of 50.11% of the common shares and 13.69% of the preferred shares, representing 34.32% of the Company’s total capital, previously held by Novonor S.A. – Under Court-Supervised Reorganization ("Novonor"), was completed. As a result of the completion of this transaction, Novonor ceased to exercise control over Braskem and, at that date, held approximately 4% of the Company’s total capital, exclusively through non-voting preferred shares. Following the acquisition by Shine Fund, the Company and its subsidiaries (“Company”, “Braskem,” or “Company”) became subject to joint control exercised by Shine Fund and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), pursuant to the Shareholders’ Agreement executed by the parties. Decisions relating to Braskem’s relevant activities became subject to consensus among the controlling shareholders, as set forth in the aforementioned Agreement. Braskem’s ultimate joint controlling parties are: (i) the Federal Government of Brazil, which is the ultimate controlling party of Petrobras; and (ii) Shine Equity LP, which is the ultimate controlling party of Shine Fund. The Braskem’s shares are traded on: • B3 S.A. Brasil, Bolsa, Balcão (“B3”), under the tickers BRKM3, BRKM5 and BRKM6; • New York Stock Exchange (“NYSE”) under the ticker BAK; and • Madrid Stock Exchange (“LATIBEX”) under the ticker XBRK. Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, as well as the production, supply and sale of utilities such as steam, water, compressed air and industrial gases. It also provides industrial services and is engaged in the production, supply and sale of electric energy and gas for its own use and use by other companies. Braskem also has investments in other entities. The Company's operations are represented as follows: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 12 The petrochemical plants are dedicated to producing thermoplastic resins, such as polyethylene (“PE”), polypropylene (“PP”), polyvinyl chloride (“PVC”) and other basic petrochemicals. Economic and financial condition of Braskem Idesa and substantial doubt about its ability to continue as going concern The financial statements of Braskem Idesa, included in this quarterly information, have been prepared on a going concern basis, which assumes the company will continue to operate, and that its assets will be realized and its liabilities and commitments settled in the course of Braskem Idesa's business. The deterioration of Braskem Idesa's economic and financial condition has occurred within a challenging external environment observed over recent years, primarily characterized by a significant compression of PE petrochemical spreads in the international market. This has resulted from a prolonged downturn in the industry, driven by weaker-than-expected global demand and excess global supply, particularly from China and USA. In addition, the company has been impacted by an increase in ethane prices, the main feedstock used in its production process, as well as a reduction in supply volumes by its supplier in Mexico compared 3 28 Mexico 1 4 1 Latin America 4 › Peru › Chile › Colombia › Argentina 4 › Salvador › São Paulo › Rio de Janeiro › Porto Alegre › Alagoas Brazil › Philadelphia › Houston United States 2 5 2 Netherlands Germany › Rotterdam 1 2 1 › Japan › Singapore › India 1 2 Asia › Thailand (under development) INNOVATION CENTER INDUSTRIAL PLANT COMMERCIAL OFFICE REPRESENTATIVE OFFICE Legend: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 13 to the volumes contemplated under the original agreement at the time the Company made its investment decision. Taken together, these factors resulted in operating cash generation and/or cash consumption, consistently below the level required to support Braskem Idesa’s existing indebtedness, contributing to liquidity imbalance and an increased financial profile of the company. As a result, in September 2025, Braskem Idesa, announced that, with the objective of reviewing its capital structure and liquidity conditions, it had engaged financial and legal advisors (Lazard Inc., Cleary Gottlieb Steen & Hamilton LLP, and Sainz Abogados) to support Braskem Idesa in assessing a broad range of economic and financial alternatives. As of November 2025, Braskem Idesa defaulted on interest payments related to the 2029 and 2032 bonds, respectively. As of June 2026, the outstanding balance of such interest, recorded in current liabilities, amounted to R$ 765 (US$ 148). As a result of this nonpayment, the full outstanding balance of interest and principal of the bonds may be accelerated by the bondholders, subject to the applicable contractual quorum. Since the decision to accelerate the debt is not under Braskem Idesa’s control and it does not have the ability to defer these payments for at least 12 months after the reporting date, the balances of these obligations were reclassified to current liabilities, as well as other borrowings that contain cross default clauses in their contracts. In December 2025, Braskem Idesa provided certain holders of the 2029 and 2032 bonds (the ad-hoc group or “AHG”) with non-public information in the context of a potential reorganization of its capital structure. After the parties were unable to reach a consensus on the proposal submitted by Braskem Idesa, such information was subsequently disclosed to the market, including the discussion materials and the proposals presented. Braskem and the Idesa Group continue to provide financial support to Braskem Idesa through intercompany loans, with the objective of ensuring the continuity of its operations and the fulfillment of its financial obligations. In this context, in 2025, Braskem Idesa secured a Term Loan totaling R$ 932 (US$ 180), of which R$ 667 (US$ 129) had been disbursed by June 2026. Additionally, Braskem provided working capital loans to Braskem Idesa in the amount of R$ 426 million (US$ 82 million), maturing in December 2026. The obligations under the working capital facility with Braskem are secured by Braskem Idesa's assets. Finally, in light of the context presented, Braskem Idesa remains engaged in negotiations with the AHG, with a view to reorganizing its capital structure through judicial measures (e.g., Chapter 11 under U.S. Law), which may have potential impacts on the Company as well on the shareholding control of Braskem Idesa. These events and conditions indicate the existence of a substantial doubt about the Braskem Idesa’s ability to continue as going concern. Notwithstanding the substantial doubt, Management believes that the use of the going concern assumption remains appropriate in the preparation of this quarterly information, considering that the Company and its subsidiary continue to operate, with ongoing activities and initiatives underway aimed at financial restructuring and the restoration of liquidity. Accordingly, this quarterly information does not Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 14 include adjustments that might be required if its subsidiary Braskem Idesa was unable to continue operating on a going concern basis. Economic and financial condition of the Company and substantial doubt about its ability to continue as going concern The quarterly information has been prepared under the going concern assumption, which presumes the continuity of operations and the realization of assets as well as the settlement of liabilities and commitments in the ordinary course of business of the Company. As of June 30, 2026, the statement of financial position presents negative net working capital (defined as total current assets less total current liabilities) amounting to R$ 8,701 (2025: negative amount of R$ 9,770) in the Consolidated. The net working capital balances are negative as a result of the significant effects of Braskem Idesa's financing, which has been reclassified under current liabilities. Net working capital is negative by R$ 1,889 (2025: negative amount of R$ 3,090) in the Parent Company. Shareholders’ equity is negative by R$ 13,087 (2025: negative amount of R$ 16,502) in the Consolidated and negative by R$ 12,586 (2025: negative amount of R$ 16,147) in the Parent Company. Borrowings and debentures are predominantly due in the long term, except for the reclassification effect related to Braskem Idesa’s borrowings, with over 95% denominated in US dollars, consistent with the Company's Financial Policy. Braskem believes that this US dollar exposure is adequate since a significant portion of its operational cash expected to be generated in the upcoming years, which will be allocated to settle these borrowings, is either directly or indirectly in US dollars. The Company had obtained access to a set of actions that contributed to strengthening its cash position for the coming years, including, among others: PRESIQ: In 2025, aiming to mitigate the effects of the termination of the Special Regime for the Chemical Industry (“REIQ”) and preserve the competitiveness of the chemical industry, which is a strategic and essential sector for the Brazilian economy, Law No. 15,294/25 was enacted, establishing the Special Program for the Sustainability of the Chemical Industry (“PRESIQ”). The program introduces an incentive regime aimed at stimulating the Brazilian chemical industry, effective from January 1, 2027, through December 31, 2031, in two modalities: (i) industrial, related to the acquisition of certain chemical products, and (ii) investment, related to the expansion or modernization of installed capacity. PE Antidumping: In August 2025, the Executive Management Committee of the Foreign Trade Chamber (“GECEX”/ “CAMEX”) approved the application of a provisional antidumping duty. In April 2026, GECEX Resolution No. 876/2026 was published, concluding the investigation and imposing definitive antidumping duties, for a five-year period, on imports of PE resins originating from the United States and Canada. List of cyclical trade imbalances: In October 2025, GECEX approved, through GECEX Resolution No. 800/2025, the maintenance of the 20% import duty rate applicable to PE, PP, and PVC resins market by the Company, effective through October 16, 2026, upon their inclusion in the List of Temporary Tariff Increases for Cyclical Trade Imbalances. These measures are strategic, as they contribute to partially mitigating the Company’s competitiveness gap in the Brazilian market and the impacts of unfair competition and imports at artificially reduced prices, by making its production costs more competitive. Management assessed, in a comprehensive manner, the internal and external factors that could possibly affect the going concern assumption. Based on available information and the projections set forth in the approved business plan, Management identified a high level of cash utilization over the assessment Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 15 horizon, considering both existing cash balances and projected operating-cycle inflows. Key elements considered include: • Volatility in the global macroeconomic environment resulting from the conflict in the Middle East, which has constrained the global supply of raw materials and increased oil and naphtha prices in the international market, naphtha being the Company's primary feedstock; • The prolonged downturn cycle in the petrochemical industry, with structurally compressed spreads; • Cash consumption associated with debt service, particularly recurring interest payments; • Cash requirements related to the obligations arising from the Geological Event in Alagoas; • Cash requirements for the maintenance of operating assets including working capital, essential for ensuring operational continuity, stability and safety; • Credit rating downgrade; and • Maturity of the US$ 950 stand-by facility in December 2026 and other financial obligations, requiring a significant cash outflow, if not renewed. These factors, as reflected in the Company’s most recent financial projections, indicate increased pressure on liquidity and guide management’s actions aimed at the continuous adjustment of the Company’s financial position to address the current and future challenges facing the global chemical industry, as summarized below. Regulatory measures In March 2026, Complementary Law No. 228 was enacted, providing for the increase of the benefit under the REIQ from 0.73% to 5.8%. This benefit corresponds to PIS and Cofins credits levied on feedstocks used by the chemical and petrochemical industries, which may be offset against federal taxes. The benefit will have a sector‑wide budget limit of R$2 billion in 2026 and will remain in effect from March through December 31, 2026, being subject to a 10% reduction, as provided for in the applicable legislation in effect. For the year 2026, a sector cap of R$1.1 billion was also established for the use of the incremental credit (“REIQ Investimentos”) of 1.5%, which is linked to the execution of investment projects and determined in accordance with the applicable legislation. Value Generation Measures, Financial Discipline, Capital Structure Reorganization, and Their Effects Among the initiatives currently under development, the planned reorganization of the capital structure is noteworthy, as it depends on factors beyond the Company's exclusive control. As announced to the market, in September 2025, the Company has engaged legal and financial advisors — Lazard Inc., Cleary Gottlieb Steen & Hamilton LLP, and E. Munhoz Advogados — to support it in the preparation of a comprehensive assessment of the economic and financial alternatives for the reorganization of its capital structure. In June 2026, the Company shared certain non-public information with holders and investment managers of securities issued by the Company, in the context of negotiations related to a potential restructuring of its capital structure (“Restructuring”). Such information was provided under confidentiality agreements executed by the parties, which provided for its public disclosure after the end of its term. During the Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 16 period, the Company and the investors exchanged proposals relating to the terms and conduct of a potential restructuring process, including the terms suggested by both parties. The parties did not reach a consensus regarding the proposal submitted. As disclosed to the market on June 25 and 26, 2026, the 2nd Bankruptcy and Restructuring Court of the Judicial District of the Capital of the State of São Paulo, in the context of the Protective Injunction Proceeding filed by the Company and certain of its subsidiaries, granted the requested and, among other measures, ordered the suspension of all execution proceedings and asset seizures by creditors that had been invited to participate in the mediation initiated by the Company and certain of its subsidiaries before the Wind Mediation Chamber, for a period of 60 days. On June 26, 2026, the same entities that initiated the mediation proceedings in Brazil filed a Chapter 15 petition in the United States seeking recognition of the Protective Injunction granted in Brazil. On June 30, 2026, the U.S. court granted, on a preliminary basis, an automatic stay for the same period as the Protective Injunction in Brazil, pending its final decision on the recognition of the Brazilian proceeding. The measures involve only the Company’s financial creditors and were filed with the objective of preserving a stable environment for the continuation of ongoing negotiations exclusively with such creditors, in pursuit of a consensual, comprehensive, and orderly restructuring solution, aligned with the Company’s liquidity position and the conditions of the global petrochemical industry. The request for injunctive, the chapter 15 and the mediation process, does not affect the Company’s ordinary course operations, including its obligations to suppliers, clients, and other stakeholders, which remain in force and continue to be performed in the ordinary course, in accordance with the respective contracts. Notably, the growing and ongoing pressure on the Company’s liquidity, in light of the conditions affecting the global petrochemical industry, has led to the following events: • In October 2025, the Company withdrew the available stand-by credit facility in the amount of US$1.0 billion (R$: 5,350). The credit facility matures in December 2026. • At the end of 2025, the Company's global credit ratings assigned by the rating agencies Fitch Ratings and S&P Global were CC and CCC-. As a result of the revision of the Company’s rating at the end of 2025, there was an increase in the balances of reserve accounts associated with the fulfillment of certain contractual obligations (see Note 5), and guarantees were provided for specific energy trading contracts. No provisions were recorded, nor was the Company considered to be in default under these contracts. • Over the past year, the Company was no longer able to access certain payment agreements with financial institutions, including supplier finance arrangements (reverse factoring), according to note 14. • During the period, R$ 929 million (US$ 179 million) in trade obligations secured by letters of credit were settled at their original maturity dates by the issuing financial institution directly with suppliers, thereby extinguishing the related trade obligations and giving rise to reimbursement obligations for the Company. The Company’s reimbursement obligations were reclassified to loans and financing, as detailed in Note 14. • In July 2026, letters of credit in the amount of R$ 703 million (US$ 136 million) also matured and were settled by the issuing financial institution, with the corresponding reimbursement obligation being reclassified to loans and financing. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 17 • Increase in the volume of supplier advance transactions, recorded under other assets. As of June 30, 2026, the balance of supplier advances amounted to R$ 1,625 (2025: R$ 544). As a result of the Injunctive and the Chapter 15 proceedings, and since their commencement, the following developments have occurred: • The credit rating agencies Fitch Ratings and S&P Global Ratings revised the Company’s global-scale ratings to “C” and “D”. • Suspension of certain payments of financial obligations covered by the legal proceedings. • The Company, having consulted with its advisors regarding the relevant legal aspects, is of the view that, as of June 30, 2026, no event of acceleration (event of default) or any acceleration right on the part of the holders of the Company's long-term financial debt had occurred, given, among other factors, the nature and effects of the Protective Injunction measures and considering that the only matured financial obligation was still within its contractually established cure period. In July, following the expiration of the cure period for unpaid financial obligations totaling R$ 507 (US$ 98), the payment of which had also been suspended, the Company was in default under certain financial instruments. . However, as a result of the Protective Injunction Order and the Chapter 15 proceeding, payments related to obligations subject to the mediation process were suspended, as were any enforcement actions or seizures measures by creditors that had been invited to participate in the mediation. Considering that such suspension will expire after a 60-day period, the Company no longer had, as of July, the unconditional right to defer settlement of the obligations subject to mediation for a period exceeding 12 months. Accordingly, the balances of borrowings and debentures classified as non-current liabilities will be reclassified to current liabilities as of July 2026. • Certain subsidiaries of the Company entered into waiver agreements with leasing houses under vessel right-of-use contracts. As a result of these agreements, payments of R$ 16 (US$ 3) were made in respect of waiver fees, and R$ 196 (US$ 38) was provided as contractual guarantees to secure the performance of the obligations under the respective contracts. These events did not result in any changes to the ordinary operations related to the respective assets. • Additionally, a subsidiary of the Company that is not a party to the Protective Injunctive proceedings or the Chapter 15 process entered into a waiver agreement with respect to a specific financial contract. These events did not result in any changes to the ordinary course of operations related to the respective liability. • The Company and its advisors continue to engage with creditors and their respective advisors and have received purely indicative and non-binding proposals from certain groups of creditors setting out preliminary terms and parameters for a potential Restructuring, including the potential capitalization and the granting of security interests over assets. Such proposals remain under review by the Company and, as of the date hereof, there is no determination as to the terms of any potential Restructuring or the implementation of any additional measures, whether judicial or out-of-court, in connection with such process. Based on its assessment, Management concluded that the use of the going concern assumption is appropriate for the preparation of these interim financial statements. This conclusion takes into consideration, among other factors, the continuation of the Company’s operations, available cash and Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 18 cash equivalents, projected cash generation, the new shareholding control and governance structure, as well as the current stage of the capital structure reorganization and liquidity restoration initiatives. Management believes that these initiatives, together with the other operational, financial and regulatory measures currently underway, provide an adequate basis for the continuity of the Company’s operations and for conducting the negotiations aimed at adjusting the Company’s capital structure and liquidity position over the assessment period. Nevertheless, the successful completion of these initiatives depends on negotiations and conditions that are not entirely within the Company’s control. Accordingly, the events and conditions described above indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. These interim financial statements do not include any adjustments that would be required should the Company be unable to realize its assets and settle its liabilities in the normal course of business. Uncertainties arising from geopolitical conflicts The global environment remains subject to geopolitical conflicts in regions that are strategic for energy markets, particularly the conflict in the Middle East, which has generated volatility in oil, natural gas, and therefore, in petrochemical feedstock prices. Such events have translated into volatility in international market prices of resins and chemical products that is sold by the Company, as well as uncertainties regarding potential logistical restrictions on relevant international trade routes. The Company has been continuously monitoring the associated impacts of these dynamic events, assessing their effects on the conduct of its operations and its financial situation. The quarterly financial information presented reflects the impacts arising from this environment, which have materially affected pricing dynamics, costs, and, consequently, the Company’s operating margins. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 19 2 Basis of preparation and presentation of the quarterly information The parent company Quarterly Information was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM). Likewise, the consolidated Quarterly Information complies with the CPC 21 (R1) and IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All relevant information specific to the Interim Information, and only it, is being highlighted, and has been used by the Company’s Management. This Quarterly Information should be read together with the financial statements of the Company for the year ended December 31, 2025, which include a complete set of the notes. The Quarterly Information is presented in Brazilian Real, the Parent Company’s functional currency. All amounts have been rounded to the nearest million unless otherwise stated. The same accounting policies adopted in the preparation of this Quarterly Information were applied in the Company’s annual financial statements for the year ended December 31, 2025. The judgments and assumptions used by Management to make estimates when preparing this Quarterly Information do not differ significantly from those used in the Company’s financial statements for the year ended December 31, 2025. The issue of this quarterly information was authorized by the Executive Board on August 13, 2026. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 20 The consolidated quarterly information includes the Parent Company and the following entities: Total and voting interest (%) Headquarter Functional currency (i) Jun/26 Dec/25 Direct subsidiaries BM Insurance Company Limited ("BM Insurance") Bermuda US$ 100 100 Braskem Argentina S.A. (“Braskem Argentina”) Argentina ARS 100 100 Braskem Finance Limited (“Braskem Finance”) Cayman Islands US$ 100 100 Braskem Mexico, S. de RL de C.V. ("Braskem México") Mexico MXN 100 100 Braskem Netherlands B.V. ("Braskem Netherlands") Netherlands US$ 100 100 Braskem Petroquímica Chile Ltda. (“Braskem Chile”) Chile CLP 100 100 Oxygea Ventures Ltda. ("Oxygea") Brazil R$ 100 100 Voqen Energia Ltda. ("Voqen") Brazil R$ 100 100 Wise Plásticos Ltda. ("Wise") Brazil R$ 61.1 61.1 Special Purpose Entities Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter") Brazil R$ 100 100 Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno") Brazil R$ 100 100 Indirect subsidiaries Braskem Green S.A. ("Braskem Green") Brazil R$ 100 100 Braskem America, Inc. (“Braskem America”) USA US$ 100 100 Braskem Europe GmbH ("Braskem Europe") Germany EUR 100 100 Braskem Idesa Mexico USD (ii) 75 75 Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços") Mexico MXN 75 75 Braskem India Private Limited ("Braskem India") India INR 100 100 Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom") Mexico US$ 100 100 Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços") Mexico MXN 100 100 Braskem Netherlands Finance B.V. (“Braskem Netherlands Finance”) Netherlands US$ 100 100 Braskem Netherlands Green B.V. (“Braskem Netherlands Green”) Netherlands US$ 100 100 Braskem Netherlands Inc. B.V. (“Braskem Neherlands Inc.”) Netherlands US$ 100 100 Braskem Siam Company Limited (“Braskem Siam”) Thailand US$ 51 51 Braskem Trading & Shipping B.V. ("BT&S") Netherlands US$ 100 100 Terminal Química Puerto México ("Terminal Química") Mexico US$ 37.5 37.5 (i) The subsidiaries have the following functional currencies: Brazilian real (“R$”), U.S. dollar (“US$”), Mexican peso (“MXN”), Chilean peso (“CLP”), Argentinean peso (“ARS”), Euro (“EUR”) and Indian rupee (“INR”). (ii) 30 June 30th, 2026, Braskem Idesa changed its functional currency from the Mexican peso to the U.S. dollar, based on Management’s assessment of changes in the subsidiary’s economic facts and circumstances, particularly those related to the development of its ethane supply chain and the increased share of USD-denominated exposures. On the date of the change, Braskem Idesa’s asset and liability balances were translated into USD based on the exchange rate prevailing on that date, thereby establishing the accounting basis in the new functional currency. Thereafter, Braskem Idesa has measured its transactions and balances in USD, while its financial statements continue to be translated into the presentation currency of consolidated financial statements, in accordance with the applicable translation standards. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 21 3 Amendments to accounting standards adopted in the current year The following amendments to accounting standards became effective on January 1, 2026: - Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7. - Nature-dependent electricity contracts – Amendments to IFRS 9 and IFRS 7. Adoption of the amendments did not have any material impact on the disclosures or amounts presented in this quarterly information, in line with the disclosures of the impacts presented in the 2025 annual financial statements. 4 Cash and cash equivalents Consolidated Parent company Jun/26 Dec/25 Jun/26 Dec/25 In Brazil Cash 411 2,403 403 2,403 Cash equivalents 1,104 1,730 1,043 1,649 Abroad (i) Cash 2,415 4,712 Cash equivalents 1 1,656 Total 3,931 10,501 1,446 4,052 (i) As of June 30, 2026, it includes R$353 (2025: R$233) of Braskem Idesa and its subsidiaries, which cannot be used by other subsidiaries of the Company. Cash equivalents in Brazil are represented by fixed-income instruments and time deposits, such as bank deposit certificates (“CDBs”), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Jupiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see Note 5). The cash equivalents abroad consist of fixed-income instruments (Time Deposit) and interest-bearing accounts. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 22 5 Financial investments Consolidated Parent company Jun/26 Dec/25 Jun/26 Dec/25 Fair value through profit or loss LFT´s and LF´s (i) 1459 784 1296 685 Restricted funds investments (ii) 493 522 352 346 Other 75 59 1 1 Total 2,027 1,365 1,649 1,032 Current assets 1997 1336 1649 1032 Non-current assets (iii) 30 29 0 0 Total 2,027 1,365 1,649 1,032 (i) These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions, whose purpose is the immediate negotiation or future sale. (ii) Includes the following amounts: R$185 in restricted funds used in the Program for Relocation of Residents in Alagoas (2025: R$138); and R$308 (2025: R$384) regarding reserve accounts linked to the fulfilment of contractual obligations. (iii) On the statement of financial position, the balance of non-current assets is presented under Other assets. In the period ended June 30, 2026, financial investments and cash equivalents (Note 4) in Brazilian Real had average yield of 98.60% of the Interbank Certificate of Deposit (“CDI”) rate p.a. (2025: 100.39%) and financial investments and cash equivalents in foreign currency (Note 4) had average yield of 3.71% p.a. (2025: 4.51% p.a.). 6 Trade accounts receivable Consolidated Parent company Note Jun/26 Dec/25 Jun/26 Dec/25 Customers Domestic market Third parties 1,974 1,625 1,699 1,545 Related parties 8 25 15 414 41 1,999 - 1,640 2,113 1,586 Foreign market Third parties 2,369 1,988 478 327 Related parties 8 - 1,592 1,268 2,369 1,988 2,070 1,595 Expected credit losses (169) (173) (150) (164) Total 4,199 3,455 4,033 3,017 The Company’s average receivables term is 16 days (2025: 22 days) for the domestic market and 39 days (2025: 50 days) for the export market, therefore, the carrying value of the trade accounts receivable approximates their fair value. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 23 The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and substantial risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized. As of June 30, 2026, the amounts of trade accounts receivable transferred and derecognized maturing after June 30, 2026 were R$3.1 billion in the Parent Company and R$4.1 billion in the Consolidated (2025: R$2.4 billion in the Parent Company and R$3.2 billion in the Consolidated). Losses recognized at the date of transfer of trade accounts receivable were R$82 in the Parent Company and R$101 in the Consolidated (2025: R$57 in the Parent Company and R$90 in the Consolidated), recorded under financial expenses. 7 Inventories Consolidated Parent company Jun/26 Dec/25 Jun/26 Dec/25 Finished goods 8,160 6,093 5,533 3,718 Semi-finished goods 433 270 433 270 Raw materials, production inputs and packaging 2,788 2,426 2,314 1,867 Maintenance materials 938 969 483 496 Imports in transit 956 663 940 650 Total 13,275 10,421 9,703 7,001 As of June 30, 2026, the provision for loss in inventories is R$333 in the Consolidated and R$209 in the Parent Company (2025: R$309 in the Consolidated and R$228 in the Parent Company). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 24 8 Related parties (a) Consolidated CurrentNon-currentCurrentNon-currentCurrentNon-currentCurrentNon-currentAssociates companies, Jointly-controlled investment and Related companiesNovonor and subsidiaries and associates (i)Novonor and subsidiaries and associates- - - - - - 28 - Petrobras and subsidiariesPetrobras and subsidiaries281 62 301 - 223 23 214 - Others (i)Others (i)25 34 31 1,019 22 34 30 1,037 Total306 96 332 1,019 245 57 272 1,037 Associates companies, Jointly-controlled investment and Related companies- - - - - - (41) - - (1) Petrobras and subsidiaries212 (5,098) - (7) 20 51 (9,110) - (26) 27 Others (ii)250 (271) (25) (3) - 206 (323) (41) 1 2 Total462 (5,369) (25) (10) 20 257 (9,474) (41) (25) 28 Balances at June 30, 2026Balances at December 31, 2025AssetsLiabilitiesAssetsLiabilitiesNovonor and subsidiaries and associates (i)(i) The disclosures relate to transactions that occurred up to the date on which Novonor ceased to exercise control over Braskem, as disclosed in Note 1.(ii) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A ("RPR"), Ventos de Santa Amélia Energia Renováveis S.A. ("Santa Amélia"), Ventos de Santo Abelardo Energia Renováveis S.A.("Santo Abelardo"), Ventos de Santo Artur Energia Renováveis S.A. ("Santo Artur"), Ventos de São Guilherme Energias Renováveis S.A. ("São Guilherme"), Ventos de São Galdino Energias Renováveis S.A. ("São Galdino"), Parque Eólico Ventos de São Januário S.A. ("São Januário"), Parque Eólico Serra das Almas S.A. ("Serra das Almas"), Parque Eólico Jacobina S.A. ("Jacobina"), Bioglycols LLC ("Bioglycols") and Cetrel S.A. ("Cetrel").Six months ended June 30, 2026Six months ended June 30, 2025Sales of productsPurchases of raw materials, finished goods services and General and administrative expensesFinancial Income (expenses)Other operating income (expenses), netSales of productsPurchases of raw materials, finished goods services and General and administrative expensesFinancial Income (expenses)Other operating income (expenses), net Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 25 (b) Parent Company Balances at June 30, 2026 Balances at December 31, 2025 Assets Liabilities Assets Liabilities Current Non-current Current Non-current Current Non-current Current Non-current Associates companies Braskem Holanda 1,382 - 10,371 - 1,120 - 11,153 - Braskem Holanda Inc - - 2,679 40,190 1 - 2,143 43,928 Braskem America 4 - 9 - 7 - 26 457 Braskem Argentina 210 - 3 - 206 - 3 - Fim Júpiter and Netuno 1,531 - - - 1,220 - - - Braskem Green 29 - 166 - 14 - 163 - Other (i) 380 - 183 - 21 - 78 - Jointly-controlled investment, Associates companies and related companies Novonor and subsidiaries and associates (ii) - - - - - - 28 - Petrobras and subsidiaries 281 62 257 - 223 23 214 - Other (iii) 25 34 31 - 22 34 30 - Total 3,842 96 13,699 40,190 2,834 57 13,838 44,385 Six months ended June 30, 2026 Six months ended June 30, 2025 Sales of products Purchases of raw materials, finished goods services and utilities General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Sales of products Purchases of raw materials, finished goods services and utilities General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Associates companies Braskem Holanda 1,587 (3,130) - 321 (3) 2,174 (8,810) - 1,201 406 Braskem Holanda Inc - - - 955 - - - - 3,813 - Braskem America 23 (5) - 21 3 23 (12) - 41 8 Braskem Argentina 212 - - (8) - 96 - - (25) 27 Fim Júpiter and Netuno - - - 74 - 89 (1,196) - - 151 Braskem Green 191 (494) - - 4 - - - 128 - Other (i) 703 (240) - (6) (4) 93 (279) - (1) 64 Jointly-controlled investment, Associates companies and related companies Novonor and subsidiaries and associates (ii) - (4) - - - - (41) - - (1) Petrobras and subsidiaries 212 (5,098) - (7) 20 51 (9,110) - (26) 27 Other (iii) 250 (271) (23) (3) - 206 (323) (40) 2 2 Total 3,178 (9,242) (23) 1,347 20 2,732 (19,771) (40) 5,133 684 (i) Braskem Chile, Braskem Idesa, Braskem Europa, Wise, Voqen, Braskem Green and Oxygea. (ii) The disclosures relate to transactions that occurred up to the date on which Novonor ceased to exercise control over Braskem, as disclosed in Note 1. (iii) Borealis, RPR, Santa Amélia, Santo Abelardo, Santo Artur, São Guilherme, São Galdino, São Januário, Jacobina, Vexty and Bioglycols. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 26 (c) New and/or renewed agreements with related companies In the period ended June 30, 2026, the main contract entered into with a related party was the following: In March 2026, the Company entered into an agreement with Petrocoque S.A. for the acquisition of steam for the Braskem PE8 plant, located in Cubatão, São Paulo. The total estimated value of the agreement is R$226. (d) Compensation of key management personnel Consolidated Jun/26 Jun/25 Statement of profit or loss transactions Remuneration Wages and recurring benefits 24 42 Short-term variable compensation 17 17 Long term incentive plan 20 Total 61 59 9 Taxes recoverable Consolidated Parent company Jun/26 Dec/25 Jun/26 Dec/25 Parent Company and subsidiaries in Brazil Value-added tax on sales and services (ICMS) - 798 702 796 701 ICMS - credits from PP&E - 234 295 219 278 ICMS Supervening Events 222 238 222 238 PIS and COFINS - 3,522 3,712 3,434 3,651 PIS and COFINS - credits from PP&E - 169 212 167 206 Other - 76 40 74 40 Foreign subsidiaries Value-added tax ("VAT") 1,021 1,053 Other 9 13 Total 6,051 6,265 4,912 5,115 Current assets 2,547 2,703 1,652 1,819 Non-current assets 3,504 3,562 3,260 3,296 Total 6,051 6,265 4,912 5,115 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 27 10 Investments (a) Financial information on investments Net profit (loss) for the period Equity Jun/26 Jun/25 Jun/26 Dez/25 Direct subsidiaries BM Insurance (1) (7) (5) (3) Braskem Argentina 53 (8) 51 (7) Braskem Chile 8 5 69 67 Braskem Holanda 1,096 1,047 19,361 22,176 Braskem México 8 (2) 380 384 Oxygea (4) (19) 75 79 Voqen 17 10 69 52 Wise (2) 3 146 148 Indirect subsidiaries - - - - Braskem Europa 44 (388) 4,499 4,737 Braskem America 21 (384) 4,068 4,292 Braskem America Finance (9) (9) (298) (307) Braskem Holanda Finance (14) 4 45 62 Braskem Holanda Green 157 67 2,299 1,978 Braskem Holanda Inc (7) (20) 359 388 Braskem Green 24 69 1,448 1,432 Braskem Idesa (811) (617) (4,064) (3,553) Braskem Idesa Serviços - - 14 14 Braskem México Sofom 28 60 950 980 Braskem Siam 2 - 71 64 BTS 0 715 678 3,536 3,546 ER Plastics (i) - (8) - - Terminal Química 5 (61) 852 885 Jointly-controlled investments RPR (ii) (95) (63) 84 (217) Bioglycols 0 (11) - 98 80 Associates Borealis 0 18 45 209 191 Plaind 0 59 - 802 802 (i) In June 2025, Braskem Netherlands divested its entire stake in the entity B&TC and its wholly owned subsidiary, ER Plastics. (ii) In March 2026, the Company made a capital increase to RPR in the amount of R$150. The Company's equity interest remained unchanged, as equivalent contributions were made by the other shareholders. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 28 (b) Changes in investments and provision for losses in subsidiaries: Parent company Subsidiaries Domestic associates and jointly-controlled investments Total Investments Balance at December 31, 2025 22,132 438 22,570 Results from equity-accounted investees 991 (118) 873 Equity valuation adjustments 163 - 163 Currency translation adjustments (1,343) - (1,343) Capital increase (i) - 150 150 Dividends (ii) (2,769) - (2,769) Other - - Balance at June 30, 2026 19,174 470 19,644 Balance at December 31, 2024 28,742 422 29,164 Results from equity-accounted investees 1,132 19 1,151 Equity valuation adjustments 596 (1) 595 Currency translation adjustments 24 24 Gain in investments (3,311) (3,311) Disposal for resources received from capital reserve of subsidiary (441) (441) Dividends (12) (1) (13) Balance at June 30, 2025 26,706 463 27,169 Provision for loss in subsidiaries Balance at December 31, 2025 (10) - (10) Provision for losses (1) - (1) Capital increase 7 - 7 Currency translation adjustments (1) - (1) Balance at June 30, 2026 (5) (5) Balance at December 31, 2024 - - - Provision for losses 9 - 9 Currency translation adjustments 1 - 1 Balance at June 30, 2025 10 10 Results from equity-accounted investees Parent company Jun/26 Jun/25 Results from equity-accounted investees 873 1,151 Equity method of unsecured liabilities in subsidiaries (1) (9) Total 872 1,142 (i) Capital increase in the jointly controlled subsidiary RPR. (ii) Dividends proposed by the subsidiary Braskem Netherlands. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 29 (c) Impact on the consolidation of Braskem Idesa The Company presents the financial information of the subsidiary Braskem Idesa, which has non-controlling interest with material effects on the Company’s consolidated quarterly information: Braskem Idesa Consolidated (i) Statements of financial position Jun/26 Dec/25 Statements of financial position Current assets 2,778 3,140 Non-current assets 18,154 18,720 Total assets 20,932 21,860 Current liabilities 14,583 15,152 Non-current liabilities 8,816 9,519 Total liabilities 23,399 24,671 Shareholders' equity (2,467) (2,811) Total liabilities and shareholders' equity 20,932 21,860 Jun/26 Jun/25 Statement of profit or loss Net revenue 1,854 2,269 Profit (loss) for the period 54 (723) Statement of cash flows Net cash generated from (used in) operating activities (31) (154) Net cash used in investing activities (87) (589) Net cash used in financing activities 242 (204) Exchange variation on cash and cash equivalents (4) (54) Increase (decrease) in cash and cash equivalents 120 (1,001) (i) Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química. Excludes the effects of consolidation at Braskem S.A. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 30 11 Property, plant and equipment Consolidated Lands Buildings and improvements Machinery, equipment and facilities Projects and stoppage in progress (i) Others Total Net book value 631 - 5,362 - 26,297 - 7,286 - 841 - 40,417 Cost 631 - 9,410 - 67,287 - 7,286 - 2,800 - 87,414 Accumulated depreciation - - (4,048) - (40,990) - - - (1,959) - (46,997) Balance as of December 31, 2024 631 - 5,362 - 26,297 - 7,286 - 841 - 40,417 Acquisitions - - 2 - 125 - 1,381 - 1 - 1,509 Foreign currency translation adjustment (20) - (174) - (987) - (140) - (28) - (1,349) Transfers by concluded projects - - 23 - 1,205 - (1,295) - 67 - - Disposals and asset provisions - - - - (100) - - - (10) - (110) Write-off due to the disposal of subsidiaries - - (24) - (49) - - - - - (73) Depreciation - - (105) - (1,742) - - - (101) - (1,948) Net book value 611 - 5,084 - 24,749 - 7,232 - 770 - 38,446 Cost 611 - 9,139 - 66,479 - 7,232 - 2,724 - 86,185 Accumulated depreciation - - (4,055) - (41,730) - - - (1,954) - (47,739) Balance as of June 30, 2025 611 - 5,084 - 24,749 - 7,232 - 770 - 38,446 - - - - - - - - - - - Net book value 621 - 5,534 - 24,987 - 5,491 - 946 - 37,579 Cost 621 - 9,861 - 68,369 - 5,491 - 3,047 - 87,389 Accumulated depreciation - - (4,327) - (43,382) - - - (2,101) - (49,810) Balance as of December 31, 2025 621 - 5,534 - 24,987 - 5,491 - 946 - 37,579 Acquisitions - - (1) - 176 - 1,030 - 2 - 1,207 Foreign currency translation adjustment (15) - (177) - (624) - (99) - (16) - (931) Transfers by concluded projects - - 25 - 1,025 - (1,084) - 34 - - Disposals - - - - (12) - (7) - - - (19) Depreciation - - (104) - (1,713) - - - (122) - (1,939) Net book value 606 - 5,277 - 23,839 - 5,331 - 844 - 35,897 Cost 606 - 9,607 - 68,207 - 5,331 - 3,039 - 86,790 Accumulated depreciation - - (4,330) - (44,368) - - - (2,195) - (50,893) Balance as of June 30, 2026 606 - 5,277 - 23,839 - 5,331 - 844 - 35,897 Parent company Lands Buildings and improvements Machinery, equipment and facilities Projects and Stoppage in Progress Others Total Net book value 344 - 652 - 10,721 - 3,627 - 538 - 15,882 Cost 344 - 2,115 - 39,601 - 3,627 - 1,999 - 47,686 Accumulated depreciation - - (1,463) - (28,880) - - - (1,461) - (31,804) Balance as of December 31, 2024 344 - 652 - 10,721 - 3,627 - 538 - 15,882 Acquisitions - - - - 87 - 784 - 1 - 872 Transfers by concluded projects - - 23 - 1,057 - (1,111) - 31 - - Disposals and asset provisions - - - - (93) - - - - - (93) Depreciation - - (23) - (1,115) - - - (69) - (1,207) Net book value 344 - 652 - 10,657 - 3,300 - 501 - 15,454 Cost 344 - 2,138 - 40,378 - 3,300 - 2,028 - 48,188 Accumulated depreciation - - (1,486) - (29,721) - - - (1,527) - (32,734) Balance as of June 30, 2025 344 - 652 - 10,657 - 3,300 - 501 - 15,454 - - - - - - - - - - - Net book value 355 - 622 - 10,363 - 3,587 - 656 - 15,583 Cost 355 - 2,131 - 40,672 - 3,587 - 2,291 - 49,036 Accumulated depreciation - - (1,509) - (30,309) - - - (1,635) - (33,453) Balance as of December 31, 2025 355 - 622 - 10,363 - 3,587 - 656 - 15,583 Acquisitions - - - - 87 - 929 - - - 1,016 Transfers by concluded projects - - 18 - 960 - (1,008) - 30 - - Disposals - - - - (12) - (4) - - - (16) Depreciation - - (22) - (1,022) - - - (89) - (1,133) Net book value 355 - 618 - 10,376 - 3,504 - 597 - 15,450 Cost 355 - 2,149 - 41,504 - 3,504 - 2,307 - 49,819 Accumulated depreciation - - (1,531) - (31,128) - - - (1,710) - (34,369) Balance as of June 30, 2026 355 - 618 - 10,376 - 3,504 - 597 - 15,450 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 31 Capitalized charges in the six-month period ended June 30, 2026 were R$108 in the Consolidated and R$85 in the Parent Company (June 30, 2025: R$97 in Consolidated and R$92 in the Parent Company). As of June 30, 2026, the acquisitions of property, plant and equipment on instalment payments totaled R$479 in the Consolidated and R$299 in the Parent Company (June 30, 2025: R$186 in the Consolidated and R$156 in the Parent Company). Based on Management's analysis, no indications were identified that the recoverable amount is lower than the carrying amount of its assets as of June 30, 2026. 12 Intangible assets Parent company Consolidated Total Goodwill Brands and Patents Software licenses Customers and Suppliers Agreements Total Net book value 2,567 2,182 416 660 129 3,387 Cost 3,785 2,182 697 1,709 448 5,036 Accumulated amortization (1,218) - (281) (1,049) (319) (1,649) Balance as of December 31, 2024 2,567 2,182 416 660 129 3,387 Acquisitions 15 - - 19 - 19 Foreign currency translation adjustment - (6) (9) (13) (1) (29) Derecognition due to disposal of subsidiaries (35) (71) (3) - (109) Amortization (38) - (6) (44) (10) (60) Net book value 2,544 2,141 330 619 118 3,208 Cost 3,800 2,141 610 1,691 447 4,889 Accumulated amortization (1,256) - (280) (1,072) (329) (1,681) Balance as of June 30, 2025 2,544 2,141 330 619 118 3,208 Net book value 2,368 1,942 331 680 110 3,063 Cost 3,676 1,942 625 1,834 447 4,848 Accumulated amortization (1,308) - (294) (1,154) (337) (1,785) Balance as of December 31, 2025 2,368 1,942 331 680 110 3,063 Acquisitions 11 - - 12 - 12 Foreign currency translation adjustment - (10) (17) - (27) Amortization (43) - (6) (49) (15) (70) Net book value 2,336 1,942 315 626 95 2,978 Cost 3,687 1,942 611 1,810 447 4,810 Accumulated amortization (1,351) - (296) (1,184) (352) (1,832) Balance as of June 30, 2026 2,336 1,942 315 626 95 2,978 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 32 13 Leases (a) Right-of-use assets Parent Consolidated company Computer Machinery and Building and equipment Total Rail cars equipments Vessels constructions Vehicles and goods Total Balance as of December 31, 2025 1,618 716 1,066 1,447 482 138 35 3,884 Additions 80 37 3 502 75 7 - 624 Depreciation (214) (89) (100) (143) (50) (24) (3) (409) Write-off (17) (4) - (34) (17) - - (55) Remeasurement (i) (28) 19 (7) (17) (20) - - (25) Foreign currency translation adjustment - (34) (4) (97) (17) - - (152) Right-of-use in construction - - 28 62 - - - 90 Balance as of June 30, 2026 1,439 645 986 1,720 453 121 32 3,957 Balance as of December 31, 2024 1,977 864 1,262 809 602 140 42 3,719 Additions 3 2 4 488 2 4 - 500 Depreciation (248) (96) (132) (124) (53) (33) (3) (441) Write-off - (3) - (4) - - - (7) Remeasurement (i) - - (1) - - - - (1) Foreign currency translation adjustment - (79) (3) (87) (41) - - (210) Balance as of June 30, 2025 1,732 688 1,130 1,082 510 111 39 3,560 (i) Remeasurement of balances due to changes in contract payment flows. (b) Lease liability Consolidated Parent company Jun/26 Jun/25 Jun/26 Jun/25 Balance at the beginning of the period 4,151 4,306 1,878 2,414 New contracts (i) 624 500 80 3 Write-off (55) (20) Remeasurement (ii) (31) (1) (28) Interests and monetary and exchange variations, net 86 (84) 11 (94) Currency translation adjustments (140) (225) Payments (421) (431) (228) (231) Interest paid (146) (142) (72) (82) Balance at the end of the period (iii) 4,068 3,923 1,621 2,010 Current liability 868 934 435 560 Non-current liability 3,200 2,989 1,186 1,450 Total 4,068 3,923 1,621 2,010 (i) It refers primarily to the additions of the new vessels, Beautiful Future and Blooming Future, which entered into service in May and June 2026, respectively. (ii) Remeasurement of balances due to changes in contract payment flows. (ii) On June 30, 2026 the lease liability from Braskem Idesa is equal to R$104 (June 30, 2025: R$275). The net effect of the additions, write-offs and remeasurements that did not impact cash during the period ended June 30, 2026 was R$521 in the Consolidated (R$465 as of June 30, 2025) and R$24 in the Parent Company (R$2 as of June 30, 2025). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 33 (c) Uninitiated lease agreements The Company has committed to lease agreements not yet effective as of June 30, 2026. The present value of the commitments corresponds to R$489. Those commitments are agreements related to the construction of two vessels to transport raw materials and finished products, which are expected to be delivered between the third quarter of 2026 and the first quarter of 2027. The cash flows related to the uninitiated agreements are shown below: Consolidated Discounted Not discounted Jun/26 Jun/26 2027 36 40 2028 62 70 2029 56 68 2030 50 66 2031+ 285 525 Total 489 769 14 Trade payables Consolidated Parent company Note Jun/26 Dec/25 Jun/26 Dec/25 Domestic market Third parties 1,552 1,668 1,577 1,564 Third parties (forfait) - 3 - 3 Total Third parties 1,552 1,671 1,577 1,567 - - - - Related parties 234 104 539 344 Related parties (forfait) (i) - - - - Total Related parties 8 234 104 539 344 - - - - Foreign market Third parties (i) 9,036 11,423 188 131 Related parties 8 - - 10,373 11,160 10,822 13,198 12,677 13,202 Current liabilities 10,800 13,177 12,655 13,181 Non-current liabilities (ii) 22 21 22 21 Total 10,822 13,198 12,677 13,202 (i) Includes R$5.9 billion (2025: R$7.8 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions with the suppliers as beneficiaries. During the period, the Company renegotiated the payment term for R$929 in repayment obligations related to letters of credit with financial institutions, which were issued to secure certain trade obligations with suppliers. Following this renegotiation, the repayment obligations became due after the original trade obligations, without changing their commercial characteristics. As a result of changes in the nature of these liabilities and in the counterparties thereto, which became financial institutions, the renegotiated balance was reclassified from Trade Payables to Borrowings. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 34 In the statement of cash flows, the extinguishment of the trade liability was presented as payment to suppliers financed by the financial institutions issuing the letters of credit, resulting in the simultaneous recognition of a cash outflow from operating activities and a cash inflow from financing activities, in the same amount. The repayment obligations associated with these transactions are included within the scope of the request for injunctive relief, as disclosed in Note 1. (ii) In the statement of financial position, the balance of non-current liabilities is presented under Other liabilities. 15 Borrowings and debentures (a) Borrowings Annual stated interest rate (%) Consolidated Maturity Jun/26 Dec/25 Foreign currency Bonds Note 15 (c) 36,744 39,036 Loans indexed to SOFR (i) 2.12 jul/2026 to feb/2031 8,731 8,986 Transactions costs (336) (396) 45,139 47,626 Local currency Debentures Note 15 (d) 3,155 3,123 Loans indexed to IPCA 6.04 jul/2026 to jan/2031 219 243 Loans indexed to CDI 4.26 jul/2026 to may/2027 837 843 Other 6.50 may/2026 - 2 Transactions costs (14) (16) 4,197 4,195 Foreign currency and local currency Current liabilities 9,100 8,268 Non-current liabilities 40,236 43,553 Total 49,336 51,821 (i) Debts indexed to the Security Overnight Financing Rate ("SOFR") include: (a) R$1,252 from credit facility contracted by the subsidiaries Braskem Netherlands Finance and Braskem Netherlands, with insurances from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and with a guarantee from Braskem; and (b) R$312 from credit facility contracted by Braskem America, with an insurance from Euler Hermes, German export credit agency, without guarantee from Braskem. In the quarter ended June 30, 2026, the Company settled certain financial obligations in the amount of US$66 (R$340). The Company maintains export prepayment operations classified as 'Sustainability Linked Loans (SLL)' totaling R$522 (US$ 100), with the principal indexed to the SOFR rate plus a contractual spread of approximately 1.8%. The contractual spread is subject to an adjustment of 0.05 p.p., which may be increased if the Company fails to meet the annual targets related to the volume of green polyethylene (“Green PE”) sold, or decreased by the same amount if such targets are achieved. The agreements are due in June 2027. The balances reflect reclassifications arising from the enforcement of the guarantees under the letters of credit in the amount of R$929 (US$179), maturing on July 1, 2026, as detailed in Note 14. Except for certain reserve accounts as disclosed in Note 5 (ii), Braskem's borrowings and debentures above consist of unsecured obligations. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 35 (b) Payment schedule The maturity profile of the long-term borrowings is as follows: Consolidated Jun/26 Dec/25 2027 - - 2028 554 1,617 2029 7,208 7,581 2030 2,173 2,184 2031 8,034 8,524 2032 4,620 4,897 2033 100 99 2034 5,167 5,493 2035 4,392 4,668 2037 and thereafter 7,988 8,490 Total 40,236 43,553 (c) Bonds Interest Consolidated Issuance date Maturity (% per year) Jun/26 Dec/25 Jul-2011 and jul-2012 Jul-2041 7.125 3,021 3,211 Oct-2017 Jan-2028 4.500 6,200 6,590 Nov-2019 Jan-2030 4.500 7,874 8,369 Nov-2019 Jan-2050 5.875 3,977 4,228 Jul-2020 (i) Jan-2081 12.004 1,303 1,364 Feb-2023 Feb-2033 7.250 5,320 5,655 Sep-2023 Jan-2031 8.500 4,575 4,863 Oct-2024 Oct-2034 8.000 4,474 4,756 Total 36,744 39,036 (i) The bond can be repaid by the Company at par value, for 90-day periods prior to any redefinition of interest rates. The first redefinition occurred on January 23, 2026, date from which the contractual interest rate became 12.004% per year. The remaining interest rate adjustments will take place every 5 years thereafter. Braskem has fully, unconditionally and irrevocably guaranteed the bonds. Except for the bond issued in 2020, the guarantees are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default, the guarantee comprises obligation subordinated to all Braskem’s current or future senior debts. (d) Debentures Annual Consolidated Issuance date Issuer Series Maturity financial charges (%) Jun/26 Dec/25 jan-2022 (i) Braskem 1ª dec-2028 IPCA + 5.54 732 706 jan-2022 (i) Braskem 2ª dec-2031 IPCA + 5.57 175 169 may-2022 (ii) Braskem 1ª may-2029 CDI + 1.75 772 772 may-2022 (ii) Braskem 2ª may-2032 CDI + 2.00 249 249 nov-2022 (ii) Braskem 1ª nov-2029 CDI + 1.70 1,128 1,129 nov-2022 (ii) Braskem 2ª nov-2032 CDI + 1.95 99 98 Total 3,155 3,123 (i) Unsecured debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. (ii) Unsecured debentures. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 36 16 Braskem Idesa borrowings Consolidated Identification Maturity Currency and annual stated interest rate (%) Jun/26 Dec/25 Bonds Bond I (i) nov-2029 Us dollar exchange variation + 7.45 5,056 5,185 Bond II (ii) feb-2032 Us dollar exchange variation + 6.99 6,594 6,773 11,650 11,958 Others (iii) Apr-2029 Us dollar exchange variation + quarterly Term SOFR + 8.25 532 534 (iv) Oct-2028 Us dollar exchange variation + quarterly Term SOFR + 3.75 185 188 (v) dec-2026 Us dollar exchange variation + quarterly Term SOFR + 4.50 1,789 1,959 2,506 2,681 Transactions costs (282) (332) Total 13,874 14,307 Current liabilities 12,211 12,504 Non-current liabilities 1,663 1,803 Total 13,874 14,307 (i) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond. In November 2025, Braskem Idesa did not fulfill the interest payment due for the month, as reported in Note 1. The Company reclassified the principal balance of the bond as short-term, as detailed in Note 1. (ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas (GHG) emissions by 15% in absolute terms by 2028, considering a baseline of 2017. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond. As a result of the events disclosed in Note 1, the balance of the bond was reclassified as short-term. In February 2026, Braskem Idesa did not fulfill the interest payment due for the month. (iii) In April 2025, Braskem Idesa entered into a new agreement in the amount of R$492 (US$95), maturing in April 2029, with quarterly interest payments. The proceeds from this new financing were used for the early settlement of financing, which would originally mature in October 2026. Due to contractual noncompliance, the debt was reclassified as short-term. (iv) As detailed in Note 1, in October 2025, Braskem Idesa made withdrawals totaling R$175 (US$34) from a credit facility contracted with Banco Inbursa, which has a total available limit of R$440 (US$85). This credit facility matures in December 2026. (v) Project finance obtained by Terminal Química for the construction of the ethane import terminal in Mexico, secured by standard guarantees for transactions of this nature, as well as by an Equity Support Agreement provided by Braskem. As of the end of June 2026, this agreement covers 50% of Terminal Química's outstanding financing balance, while the remaining 50% is guaranteed by the other shareholder of Terminal Química until the project's collateral perfection date. This date includes the requirement for authorization from the local energy regulatory agency (CRE/CNE) to pledge certain Terminal Química assets to the creditors' syndicate. After this milestone is reached, Braskem commits to providing support that will cover 100% of the monthly payments under the agreement entered into between Braskem Idesa and Terminal Química, up to the amount of the outstanding balance of Terminal Química's financing. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 37 The following amortization schedule presents the maturities considering the reclassification as per Note 1 and the original contractual terms: Jun/26Dec/25Jun/26Dec/25202611,196 11,865 - - 202734 72 4 10 20281,629 1,731 1,569 1,670 2029- - 5,102 5,420 2032- - 6,184 6,568 Total12,859 13,668 12,859 13,668 ConsolidatedReclassification (Note 1)Original contractual maturities Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 38 17 Reconciliation of financial activities in the statement of cash flow Consolidated Loan from non-controlling Borrowings Braskem Idesa shareholders and debentures financing of Braskem Idesa Lease Balances at December 31, 2025 51,821 14,307 1,037 4,151 Issued 933 - - - Payments (707) (54) - (421) Cash used in financing activities 226 (54) - (421) Other changes Interest paid (1,629) (69) - (146) Interest and monetary and exchange variations, net 1,510 193 6 86 New contracts 624 Remensuration - - - (31) Disposal - - - (55) Currency translation adjustments (2,592) (503) (24) (140) (2,711) (379) (18) 338 Balances at June 30, 2026 49,336 13,874 1,019 4,068 Current 9,100 12,211 - 868 Non-current 40,236 1,663 1,019 3,200 Total 49,336 13,874 1,019 4,068 Parent company Borrowings Related and debentures parties Lease Balances at December 31, 2025 7,755 46,551 1,878 Issued - 22 - Payments (106) (2,735) (228) Cash used in financing activities (106) (2,713) (228) Other changes Interest paid (326) - (72) Interest and monetary and exchange variations, net 225 (958) 11 VJ Mutuals adjustments (1) New contracts 80 Remensuration - - (28) Disposal - - (20) (101) (959) (29) Balances at June 30, 2026 7,548 42,879 1,621 Current 1,886 2,689 435 Non-current 5,662 40,190 1,186 Total 7,548 42,879 1,621 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 39 18 Financial instruments and risk management 18.1 Financial risk management Overview The Company approved, together with its Board of Directors, the financial policy that establishes concepts, criteria and power limits for decisions involving: • Cash flow and liquidity risk management; • Counterparty risk management; and • Foreign exchange, index and interest rate, and commodity risk management. The main objectives of the Company's financial policy are to ensure: - Proactive and continuous risk management through anticipation and, when necessary, protection against unfavorable scenarios, in order to protect the Company's results and assets; - The continuous alignment of the objectives of the teams involved in risk management with the Company's overall objectives; - The continuous preservation of the Company's financial health; - The protection of the Company's results and assets against the non-performance of financial obligations assumed by counterparties; - The efficiency and effectiveness in safeguarding against market risk exposures, currency exposures, and commodity exposures, through the use of financial instruments or by recognizing the presence of natural hedges and the correlations between the prices of different assets and markets, as well as in maintaining the balance between active and passive exposures; In order to comply with the objectives of the financial policy, management conducts risk management as a continuous process, considering the exposed areas of the business, involving the identification, measurement, follow-up, monitoring, and, if necessary, the definition of limits and appropriate mitigation instruments under the circumstances. In line with risk management policies, every derivative operation must be linked to an effective exposure, without a speculative character. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 40 18.2 Classification of financial instruments Transactions in financial instruments are recognized on the date the Company becomes a party to the contractual provisions of the instrument and end when they expire, are settled, received, or their risks and benefits are substantially transferred. Financial assets are initially recognized at fair value, which corresponds to the transaction price, and are subsequently measured based on the management model of these assets by the management. Consolidated Note Jun/26 Dec/25 Assets Amortized cost Cash and cash equivalents 4 2,825 7,115 Trade accounts receivable 6 4,126 3,383 Other assets 925 630 Subtotal 7,876 11,128 Fair value through profit or loss Derivatives 18.4 98 10 Cash equivalents 4 1,106 3,386 Financial investments 5 2,027 1,365 Energy future agreements 18.4 589 781 Subtotal 3,820 5,542 Fair value through other comprehensive income Trade accounts receivable 6 73 72 Fair value of hedge accounting instruments Derivatives 18.4 - 75 Total assets 11,769 16,817 Liabilities Amortized cost Trade payables 14 10,822 13,198 Borrowings and debentures 15 49,686 52,233 Braskem Idesa borrowings 16 14,156 14,639 Loan from non-controlling shareholders of Braskem Idesa 8 (a) 1,019 1,037 Leniency agreement 21 (a) 667 673 Other liabilities 2,587 2,698 Subtotal 78,937 84,478 Fair value through profit or loss Derivatives 18.4 8 21 Energy future agreements 18.4 568 764 Subtotal 576 785 Fair value of hedge accounting instruments Derivatives 18.4 13 44 Total liabilities 79,526 85,307 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 41 Except for financing and debentures whose fair values are disclosed in the note below, the carrying amount of the other financial instruments represents a reasonable approximation of their fair value. 18.3 Fair value hierarchy The Company classifies part of its financial instruments as carried at fair value and, depending on the inputs used in their measurement, such instruments can be classified into 3 levels of hierarchy. Level 1 indicates a value based on quoted prices for identical assets and liabilities, without any adjustments. Level 2 involves inputs from pricing models or the use of available prices for similar assets and liabilities. Level 3 involves pricing through a model based on data not available in the market. The fair value of the financial instruments measured at the end of the year is shown below: Consolidated Level 1 Level 2 Fair value total Carrying amount Assets Cash equivalents - 1,106 1,106 1,106 Financial investments - 2,027 2,027 2,027 Trade accounts receivable - 73 73 73 Derivatives - 98 98 98 Energy future agreements 589 589 589 Total assets 3,893 3,893 3,893 Liabilities Derivatives - 21 21 21 Energy future agreements - 568 568 568 Financing Foreign currency - Bonds 20,303 - 20,303 36,744 Foreign currency - Others - 6,486 6,486 8,731 Local currency - 727 727 1,056 Debentures - 1,060 1,060 3,155 Braskem Idesa financing Bond 6,881 - 6,881 11,650 Others - 1,770 1,770 2,506 Total liabilities 27,184 10,632 37,816 64,431 Counterparty risk - Financial institutions In defining counterparties for financial operations, including derivatives, the criteria for classifying the counterparty's credit risk by a specialized agency should be observed. This involves using the local long-term rating for Brazilian institutions and the global rating for international institutions, as well as considering the concentration of exposure to the counterparty. The Company accepts as counterparties financial institutions and issuers of securities that meet the minimum rating below: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 42 Rating agency Local minimum rating Global minimum rating Fitch Ratings A+ BBB- Standard & Poor's A+ BBB- Other agencies that have an equivalent reputation may be considered in the risk management process. In addition to the minimum rating, the Company also considers, as main criteria, the exposure by institution concentration, exposure relative to the counterparty's equity, and exposure by category of rating and Credit Default Swap ("CDS") of counterparties. The exposure classified by credit risk rating of the cash and cash equivalents and financial investments is presented below: Jun/26 Dec/25 Domestic market Foreign market Total Domestic market Foreign market Total Financial assets with risk classification AAA 2,648 58 2,706 1,810 4,111 5,921 AA+ 235 - 235 632 - 632 AA 11 239 250 65 32 97 AA- 18 - 18 27 - 27 A+ 2 421 423 6 3,604 3,610 A 218 130 348 385 147 532 A- - 1,971 1,971 - 891 891 3,131 2,819 5,951 2,925 8,785 11,710 Financial assets without risk classification Other financial assets with no risk (i) 7 - 7 156 - 156 assessment 7 7 156 156 Total 3,138 2,819 5,958 3,081 8,785 11,866 (i) Investments approved by the Management, in accordance with the Financial Policy. Counterparty risk - Trade accounts receivable As part of its financial risk management, the Company has a specific policy for managing the credit risk of clients, which sets operational parameters and responsibilities for the management of receivables and is enforced by a specialized credit and collection team, which is in charge of the main activities of credit risk management. The Company also has a credit committee responsible for monitoring and supporting the management in the application of internal policies. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 43 Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings, representing the Company’s total exposure, was as follows: (%) Jun/26 Dec/25 Minimal risk 66.00 71.00 Low risk 23.90 21.60 Medium risk 7.90 6.40 High risk 2.10 0.80 Very high risk (i) 0.10 0.20 (i) Clients in this group that are still actively purchasing from the Company and paying in advance. For the export market, approximately 86% of the portfolio has guarantees, whereas in the domestic market this percentage is approximately 25%; in both cases, the guarantees consist predominantly of credit insurance. 18.4 Market risk The Company, in the normal course of its operations, is exposed to a variety of market risks, mainly related to fluctuations in exchange rates, interest rates and commodity prices, which may affect its current and future cash flows. To mitigate these risks, the Company follows procedures set forth in its financial risk management policy, which aims to identify and monitor exposures, implement actions to protect the organization's results against market volatility, and conduct an organized risk management process. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 44 As of June 30, the Company has contracted the following derivative financial instruments, which are used in managing market risk protection: Instrument Market risk Exposure Protection Notional Dec/2025 Discontinuation of hedge accounting Change in fair value Financial settlement Jun/2026 Non-hedge accounting transactions Future contract Commodities price Gasoline Naphtha - 1 - (3) 2 - Swap - Terminal Química Interest rate SOFR variable SOFR fixed (13) 9 - (1) - 8 Energy future agreements Energy price Energy (38) (17) - (4) - (21) Put and call options Foreign exchange R$ US$ - - (19) (47) 55 (11) Swap CRA US$ and fixed rate R$ US$ and fixed rate 552 - (56) (45) 14 (87) (7) (75) (100) 71 (111) Hedge accounting transactions Swap - Terminal Química Interest rate SOFR variable SOFR fixed (8) 44 - (31) - 13 Put and call options Foreign exchange R$ US$ - (19) 19 - - - Swap CRA US$ and fixed rate R$ US$ and fixed rate - (56) 56 - - - (31) 75 (31) 13 Asset Current asset 365 235 Non-current asset 501 452 Total 866 687 Liabilities Current liabilities 331 213 Non-current liabilities 497 376 Total 828 589 Balance - liabilities - assets (38) (98) As disclosed in the most recent annual financial statements, the Company has discontinued its hedging programs, due to events associated with the Company’s ability to continue as a going concern, as described in Note 1. Currently, the only active program refers to the cash flow hedge of TQPM's debt. The details of the outstanding derivatives are provided below: SOFR Swaps - TQPM To mitigate the risk associated with the terminal project, TQPM entered into an interest rate swap to reduce the volatility of highly probable future cash flows indexed to SOFR, related to financial liabilities. The notional amount of the hedge corresponds to 75% of the expected principal of the debt on each interest payment date, under a cash flow hedge structure that covers only the interest payments linked to the variable SOFR component. The economic relationship between the hedging instrument and the hedged item is established based on reference rates, durations, reset dates, maturities, and notional or principal amounts. The main sources of ineffectiveness in these hedge relationships are: • the impact of the counterparty’s and the Company’s own credit risk on the fair value of the swaps, which is not reflected in the changes in the fair value of the hedged cash flows; and Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 45 • mismatches in repricing dates between the swaps and the underlying borrowings. The receiving leg of the swap is tied to the 3-month SOFR rate, while the paying leg is fixed at 4.308% per annum. Braskem S.A.'s Derivatives The Company uses derivative financial instruments to hedge against its exposure to fluctuations in the R$/US$ exchange rate. The adopted strategies include transactions involving US dollar call and put options, intended to hedge future sales in Brazilian real that are exposed to the US dollar, as well as entering into swaps. These instruments were designated for hedge accounting of cash flows through December 2025, with the underlying hedge items being future revenues subject to foreign exchange volatility. The effective portion of these instruments, measured up to the date the hedge program was discontinued, was recognized in other comprehensive income (OCI) and will be reclassified to profit or loss as the related hedged cash flows are realized. From January 2026 onwards, changes in the fair value of derivative instruments and their financial effects will be recognized directly in the financial results in the income statement of the period. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 46 18.5 Sensitivity analysis Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below: As of June 30, the main risks that can affect the value of Company’s financial instruments are: • IPCA inflation rate; • Selic and CDI interest rates; • SOFR interest rate; • US$/R$ exchange rate; • MXN/R$ exchange rate; and • Euro/R$ exchange rate. For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it. Selection of scenarios The Focus Market Readout published by the Central Bank of Brazil (“BACEN”) was used to create the probable scenario for the US$-R$/Euro-R$ exchange rate, the Selic/CDI interest rate and the IPCA interest rate as at June 30, 2026. The probable scenario for the Mexican Peso is constructed based on the interpolation of forward exchange rate curves for US$-MXN, using market data. This curve is then converted using the US$-R$ forward curve as a reference. According to the Market Readout, US$1 will remain at approximately R$5.20, while the Selic rate should reach 14% p.a. at the end of the year 2026. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate. According to the forward market curves, the Euro is expected to stay around R$6.79, and the Mexican Peso is expected to remain near R$0.38. Since the Market Readout report does not include consensus forecasts for the SOFR interest rates, the projection of the U.S. Federal Reserve for the Federal Funds Rate was used, which was published in June 2026, in comparison with the current level of the Federal Funds rate on June 30, 2026. For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 47 Gain (losses) Exposure value Probable Reasonably possible Possible as of Jun/26 (USD x BRL 5,20) (USD x BRL 5,78) (USD x BRL 6,98) Instrument / Sensitivity Brazilian real / U.S dollar exchange rate Cash, cash equivalents and financial investments 2,868 13 334 1,002 Borrowings (59,631) (270) (6,943) (20,829) Trade payables (8,352) (38) (972) (2,917) Derivatives (373) (63) (71) (240) Loan from non-controlling shareholders (1,019) (5) (119) (356) of Braskem Idesa Trade accounts receivables 1,786 8 208 624 (EUR x BRL 6,79) (EUR x BRL 6,58) (EUR x BRL 7,91) Brazilian real / euro exchange rate Cash, cash equivalents and financial investments 129 19 15 44 Trade accounts receivables 11 2 1 4 Trade payables (37) (6) (4) (12) (MXN x BRL 0,38) (MXN x BRL 0,35) (MXN x BRL 0,45) Brazilian real / Mexican peso exchange rate Cash, cash equivalents and financial investments 26 8 4 13 Trade accounts receivables 423 124 71 213 Trade payables (645) (189) (108) (325) 14.00% 17.51% 24.04% CDI interest rate Cash, cash equivalents and financial investments 2,846 (6) 81 242 Borrowings indexed to CDI (3,085) 17 (230) (720) Leniency agreement (667) 2 (21) (62) 5.33% 6.55% 10.36% IPCA interest rate Borrowings indexed to IPCA (1,126) (8) (22) (67) Derivatives 576 79 32 99 3.73% 8.13% 16.94% SOFR interest rate Borrowings indexed to SOFR (10,309) - (752) (2,255) Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 48 18.6 Cash flow hedge By December 2025, the Company has designated financial liabilities of debts denominated in US dollars as hedging instruments to mitigate the exposure to cash flow variability that is attributable to foreign exchange risk associated with highly probable future sales. The purpose of the cash flow hedges was to mitigate the impact of fluctuations in the R$/US$ exchange rate on projected cash flows. Due to the significant uncertainty disclosed in Note 1, management has reassessed, for accounting purposes, whether the 'highly probable transactions' criterion required by IFRS 9 continues to be met for maintaining the hedge accounting program. As a result, hedge accounting for Braskem S.A.'s future revenues will be prospectively discontinued as of December 31, 2025. It should be emphasized that the discontinuation is solely due to the assessment of compliance with applicable accounting requirements in a context of increased uncertainty. This does not change the expectation that these transactions will be carried out, as they remain planned and included in the approved business plan. The remaining balances of the hedge reserve, accumulated in equity, will be reclassified to profit or loss in the same period in which the respective hedged items are realized. The remaining balances in the reserves related to the debt hedge program are: Future exports in US$ - Braskem S.A. Designation year Balance at Jun/26 2017 (2,916) 2019 (2,743) 2020 (832) 2021 - 2022 (162) 2023 (198) 2024 110 2025 8 Hedge reserve – discontinued program (6,733) Future exports in US$ - Braskem Idesa Designation year Balance at Dec/2025 Hedge reserve carried out Balance at Jun/26 2019, 2021, 2025 1,427 263 1,690 Income tax (444) (67) (511) Hedge reserve net of income tax 983 196 1,179 The realizations of the hedge reserve are recognized in the financial result for the period. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 49 19 Taxes payable Consolidated Parent company Jun/26 Dec/25 Jun/26 Dec/25 Parent company and Brazilian subsidiaries IPI - 72 57 70 57 ICMS - 612 317 605 317 PIS and COFINS - 1 15 1 15 Other - 22 33 21 33 - Foreign subsidiaries - Value-added tax - 140 115 - - Tax on financial income - - - - - Total 847 537 697 422 Current liabilities - 648 475 498 360 Non-current liabilities (i) 199 62 199 62 Total 847 537 697 422 (i) The increase observed in liabilities is attributable to the enrollment in the electronic installment payment program for ICMS tax debts with SEFAZ-SP, pursuant to Joint Resolution SFP/PGE No. 02/2021. The principal amount of the installment debt totaled BRL 193 million and is to be settled in 60 monthly installments. 20 Income tax (a) Amounts recognized in profit and loss Consolidated Parent company Jun/26 Jun/25 Jun/26 Jun/25 Loss before IR and CSL 4,514 286 4,772 706 IR and CSL at the rate of 34% (1,535) - (97) (1,622) (240) Permanent adjustments to the IR and CSL calculation basis Income taxes on equity in results of investees (43) 2 297 - 401 Thin capitalization (552) (675) (552) - (675) Tax sparing credits 413 - 38 - - Deferred income tax and social contribution not recognized on temporary differences 1,727 - 2,079 - - Difference of rate applicable to each country 212 645 - - - Taxes on dividends distribution (299) - (299) - - International Tax Reform - Pillar Two 20.2(e) (59) (221) - - - Other permanent adjustments 191 72 58 - 9 Effect of IR and CSL taxes on results of operations 55 (44) (1) (275) Current income taxes expense (610) 13 (749) (4) Current income tax - Pillar Two (59) (221) - - Deferred tax 724 164 748 (271) Total 55 (44) (1) (275) Effective rate -1.2% 15.4% 0.0% 39.0% Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 50 (b) Deferred income tax and social contribution Consolidated Parent Company Jun/26 Dec/25 Jun/26 Dec/25 Assets Tax losses 7,705 7,667 3,779 3,990 Exchange variations 2,594 3,586 2,594 3,688 Temporary adjustments 3,354 3,615 2,972 3,146 Lease 3,772 3,805 1,341 1,350 Tax credits 2,208 2,982 588 1,238 Other 101 103 103 105 Provision for impairment of deferred tax assets (9,358) (11,107) (7,853) (9,932) Total 10,376 10,651 3,524 3,585 Liability Amortization of goodwill based on future profitability 650 650 650 651 Tax depreciation 4,751 4,779 1,474 1,427 PIS/Cofins credit - exclusion of ICMS from the calculation basis 131 190 131 189 Temporary adjustments 251 231 0 0 Right of use of assets 3,613 3,752 1,278 1,261 Present value adjustment and amortized cost 739 804 399 447 Amortization of fair value adjustments on the assets from the acquisition of Braskem Qpar 126 136 126 137 Other 17 21 5 12 Total 10,278 10,563 4,063 4,124 (c) Offset for the purpose of presentation in the consolidated statement of financial position Jun/26 Dec/25 Deferred tax assets Deferred tax liabilities Balance Deferred tax assets Deferred tax liabilities Balance Braskem S.A. 3,522 (4,061) (539) 3,585 (4,124) (539) Braskem Argentina - (1) (1) - (1) (1) Braskem America 503 (1,312) (809) 588 (1,405) (817) Braskem Alemanha 18 (12) 6 19 (15) 4 Braskem Chile - - - - - - Braskem Green 1 (62) (61) - (49) (49) Braskem Holanda 2,265 (744) 1,521 2,115 (624) 1,491 Braskem Siam 9 (7) 2 11 (10) 1 Braskem Idesa 3,929 (3,929) - 4,210 (4,210) - Braskem Idesa Serviços - - - - - - Braskem Mexico Serviços 37 - 37 32 - 32 Braskem Mexico Sofom 63 (65) (2) 61 (73) (12) B&TC - - - - - - ER Plastic - - - - - - Terminal Quimica - (81) (81) - (50) (50) Voqen - (2) (2) 1 - 1 Wise 29 (2) 27 29 (2) 27 Total 10,376 (10,278) 98 10,651 (10,563) 88 Deferred tax assets - - 1,590 - - 1,557 Deferred tax liabilities (1,492) (1,469) Balance 98 88 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 51 (d) Realization of deferred tax assets In the period ended June 30, 2026, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount. (e) International Tax Reform – Pillar II The Company complies with the rules of the International Tax Reform – Pillar II Model Rules, an initiative of the Organization for Economic Cooperation and Development (“OECD”) in the context of the BEPS (Base Erosion and Profit Shifting) Project. This project aims to combat tax planning practices that result in the erosion of the tax base and the transfer of profits to low-tax jurisdictions. Pillar II establishes a global minimum tax of 15% for each jurisdiction in which the multinational group operates. The Company is subject to Pillar II rules in Germany, Brazil, and the Netherlands. For the six-month period ended June 30, 2026, the Company recognized an expense of R$59 related to the Pillar II rules, compared to an expense of R$221 recognized for the six-month period ended June 30, 2025. The decrease observed between the periods was primarily attributable to the utilization of tax credits considered in the calculation of the top-up tax, in accordance with the applicable Pillar II provisions. The Company does not expect additional impacts on its financial statements resulting from the enactment of the standard in other jurisdictions, since the effective tax rate in these regions is higher than 15%. In addition, the Company applied the temporary exemption from accounting for deferred taxes related to the supplementary tax and assessed the new disclosure requirements on Pillar II exposures, as provided for in the applicable accounting standards. 21 Sundry provisions Consolidated Parent company Jun/26 Dec/25 Jun/26 Dec/25 Leniency agreement (a) 667 673 667 673 Provision for environmental damages 889 972 889 972 Provision for customers rebates 145 189 82 97 Other 85 90 85 90 Total 1,786 1,924 1,723 1,832 Current liabilities 689 711 626 619 Non-current liabilities 1,097 1,213 1,097 1,213 Total 1,786 1,924 1,723 1,832 (a) Leniency agreement In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings. In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (“MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of US$957 (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Office of The Federal Controller General (“CGU”) and the Office of the Attorney General (“AGU”), which Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 52 culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$410 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the CGU/AGU Agreement, and no additional payments by the Company are expected. Since 2016, The Company has already paid R$3,484 distributed as shown below: AGU CGU and MPF DoJ (i) OAG (i) MPF SEC (i) Total Agreements signed with: Amounts paid 1,292 297 407 1,282 206 3484 (i) U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) and U.S. Securities Exchange Commission (“SEC”). In August 2023, the Company was notified by the CGU about the end of the monitoring period of the Company’s integrity program, and also presented the closing of the monitorship. In February 2024, a decision was rendered by the Federal Supreme Court (“STF”), within the scope of the Action against the Violation of a Constitutional Fundamental Right (“ADPF”) No. 1051, determining the renegotiation of leniency agreements. In December 2024, the Company entered into an Amendment to the CGU/AGU Agreement to adjust the payment schedule and other obligations and conditions, as outlined below. The MPF agreed to the terms of the Amendment to the CGU/AGU Agreement: (i) 2026: R$ 35 (ii) 2027: R$ 55 (iii) 2028 to 2030: installments of R$ 158 each. In January 2026, the amount scheduled for the current year was settled, with payment of the inflation-adjusted amount at R$42. The CGU/AGU Amendment is pending approval by the STF, in the ADPF records. As a result of the amendment, the Company recognized a reversal of R$112 in the provision amount of the leniency agreement. As of June 30, 2026, the balance payable adjusted by the SELIC rate is R$667 (2025: R$673), of which R$115 is recorded under current liabilities (2025: R$90) and R$552 is recorded under non-current liabilities (2025: R$583). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 53 22 Provisions for legal proceedings 22.1 Claims with probable chance of loss Consolidated Parent company Jun/26 Dec/25 Jun/26 Dec/25 Labor claims 165 160 165 160 - - - - Tax claims - - - - IR and CSL 29 98 29 98 PIS and COFINS 257 257 257 257 ICMS 10 10 10 10 Other tax claims 73 70 73 70 369 435 369 435 Corporate claims 134 128 134 128 Civil claims and other 207 199 207 199 875 922 875 922 22.2 Contingent liabilities Consolidated Note Jun/26 Dec/25 Tax claims (a) 31,572 29,143 Civil claims - Other 519 747 Social security claims 671 784 Environmental claims 878 827 Labor claims 772 666 Other lawsuits 493 457 Total 34,905 32,624 *Contingent liabilities related to the geological event in Alagoas are presented in a specific note (23.1). (a) Tax (i) PIS/Cofins: The Company was questioned by the Federal Revenue Service about various federal taxes that were offset by non-cumulative PIS and COFINS credits, which were generated by the exclusion of ICMS from the calculation basis of such contributions, as ensured by a final and unappealable court decision. The claims are in the administrative phase. In the first quarter of 2026, the Company received a new decision order, which led to an increase in the contingency to R$718. On June 30, 2026, the contingency amount is R$723 (2025: R$23). (ii) Separate Fine - Law No. 10,833/03: In March 2026, the Company was notified of a tax-deficiency notice in which the Federal Revenue Service is imposing a separate fine of 150% on the offsetting of non-cumulative PIS and COFINS credits. These credits were generated due to the exclusion of ICMS from the calculation base of these contributions, as determined by a final and unappealable court decision. As of June 30, 2026, the contingency amount is R$569. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 54 23 Geological event - Alagoas In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt mining activities developed by Braskem. The rock salt mining operation, from this moment on, was fully ended by the Company. Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities. As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements: i) Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), with the second amendment to the Agreement being related to the map issued in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed; ii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from rock salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from rock salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible social and urban impacts and damages arising from rock salt mining in the Municipality of Maceió. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed; iii) Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; iv) Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; and (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (“PAS”); and v) Instrument of Agreement with the State of Alagoas (“State Agreement”), executed on November 10, 2025, which provides, among other terms: (a) a total amount of R$ 1.2 billion as compensation, indemnification, Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 55 and/or reimbursement to the State of Alagoas for the full reparation of all material and non-material damages suffered by the State; (b) grants the Company a full release from any liability for damages arising from and/or related to the geological event in Alagoas, including the dismissal of the State of Alagoas’ Action for Damages. Of the total R$1.2 billion established in the agreement, R$139 million (adjusted to current value) have already been paid. The outstanding balance will be paid in 10 variable annual installments, which will be adjusted mainly after 2030, taking into account the Company's ability to pay. The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period: Jun/26 Dec/25 Balance at the beginning of the year 3,503 5,570 - - Provisions (*) 170 320 Payments and reclassifications (**) (479) (2,594) Realization of present value adjustment 53 207 - - Total 3,247 3,503 Current liability 1,024 1,107 Non-current liability 2,223 2,396 Total 3,247 3,503 (*) The change in the provision for the period ended June 30, 2026, mainly refers to: (i) based on the updated cost estimates for the action fronts in Alagoas, and (ii) the update of the present value adjustment due to the remeasurement of the discount rate and the revised estimate of disbursements over the years. The change in the provision in the fiscal year 2025 mainly refers to: (i) the signing of the Instrument of Agreement with the State of Alagoas; (ii) reversals resulting from updated cost estimates for the action fronts undertaken in Alagoas, and (iii) the update of the present value adjustment due to the remeasurement of the discount rate and revised estimates of disbursements over the years; b) Includes inflation/foreign exchange adjustment of R$11 (2025: R$(4) reported under Financial expenses. (**) Of this amount, R$370 (2025: R$1,348) refers to payments made and R$109 (2025: R$1,246) was reclassified to Other liabilities, which totals a balance of R$1,168 (2025: R$1,416) referring to accounts payable for the Geological event in Alagoas. The amounts included in the provision are segregated into the following action fronts: a. Support for relocating and compensating: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map, disclosed in December 2020, including compensation that requires special relocation measures, such as hospitals, schools, and public facilities, whether they belong to private or public entities. This action has a provision of R$141 (2025: R$192) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation. b. Actions for closing and monitoring the rock salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing rock salt mining areas. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 56 The closure plan of 35 mining areas is currently divided as follows: i) 18 cavities are expected to be filled with solid material with priority. To date, 8 cavities have been filled with sand, 6 cavities have reached the technical filling limit, 3 cavities are in the filling process, and 1 cavity is in the preparation and planning activities; ii) 6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures; iii) 11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consulting firm, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field. Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the Priority Action Lines Map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions. The provisioned balance amount of R$1,543 (2025: R$1,730) to implement actions for closing and monitoring the rock salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations. Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. It should be noted that the update of the environmental diagnosis, initially scheduled under the Agreement for 2025, will be carried out in 2027, subject to the approval of the MPF. c. Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 7 have already been completed, 2 are in progress and 2 are in the planning stage. Regarding the Social and Urban Action Plan ("PAS"), of the 44 planned actions, which may be changed in accordance with the authorities, 35 are under Braskem's responsibility (5 are completed and 6 are under implementation) and 9 are under of the responsibility of Municipality of Maceió, funded by the Company. The balance of the provision is R$737 (2025: R$793). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 57 d. Additional measures: Refers to actions regarding: (i) the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$826 (2025: R$788). The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter. The actions to repair, mitigate or compensate potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, are in progress and eventually new measures may be necessary and will be consolidated as part of the measures for a Plan to Recover Degraded Areas (“PRAD”). The Company has been making progress in negotiations with private and public entities about other indemnification requests to understand them better, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for. On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions. There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company has been monitoring the matters and their developments. In October 2025, the MPF filed charge based on the final report of the Federal Police from October 2024, and the charge was accepted by the court in June 2026. The Company reiterates that it has always been at the disposal of authorities and will present its statement at the appropriate time in the legal proceedings. Additionally, it is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts and/or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment. Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 58 23.1 Lawsuits in progress The contingent liabilities whose loss is assessed as possible by the Company’s Management, based on its evaluation and that of its external legal advisors, related to the geological event in Alagoas, are disclosed as follows: Jun/26 Dec/25 Civil claims - Alagoas (*) 10,727 8,036 Environmental claims - Alagoas 100 96 Total (**) 10,827 8,132 (*) Amounts presented net of the portion of the provision for compensation and relocation of public and private facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$18. (**) Comprise the lawsuits with possible loss prognosis detailed below, and others of lesser value involved, including Public-Interest Civil Actions related to the relocation of certain public facilities located in the region. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 59 In the context of this event, the main lawsuits filed against the Company are: Description of civil lawsuits Estimate Jun/26 Dec/25 1) Public-Interest Civil Action - Reparation for Residents – Map Version 5 Plaintiffs: Federal Prosecution Office, Federal Public Defender’s Office and Alagoas State Prosecution Office On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the plaintiffs against the Municipality of Maceió and Braskem, with a request for an injunctive relief based on evidence, against Braskem: (i) inclusion in the Financial Compensation Program (“PCF”) of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of relocation) of Version 5 of the Civil Defense Map and the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damages to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions. The preliminary injunctions granted at lower court on November 30, 2023 had their effects suspended on January 22, 2024, by decision of the Federal Regional Court of the 5th Region (“TRF5”), as a result of an interlocutory appeal filed by the Company. Said appeal was adjudicated on February 27, 2025 and was fully granted, resulting in the definitive dismissal of the effects of the preliminary injunction. In June 2025, the plaintiffs reiterated a request for relief based on evidentiary grounds, seeking the voluntary relocation of residents from a specific area of the Bom Parto neighborhood. On September 3, 2025, a decision was issued determining the inclusion of 13 properties previously interdicted by the Municipal Civil Defense in the PCF. However, on October 10, 2025, the TRF5 suspended the effects of such decision and, on March 31, 2026, upon ruling on the merits of the appeal, recognized the absence of any liability of the Company for the relocation and compensation of the aforementioned 13 properties located in Area AT 06B of the Bom Parto neighborhood. In July 2026, Braskem's interlocutory appeal was granted, maintaining with the plaintiffs (MPF, MPE and DPU) the burden of proof. 1,313 1,245 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 60 2) Public-Interest Civil Action - Request for indemnification for additional collective pain and suffering Plaintiff: State Public Defender's Office of Alagoas In March 2024, the Company became aware of the Public-Interest Civil Action which, among others, challenges clause 69 of the Socio-environmental Agreement (payment of R$150 for collective pain and suffering), alleging that there are facts subsequent to the execution of the agreement that would have caused additional pain and suffering. The DPE requested a preliminary injunction: (i) to suspend clause 58, paragraph two, of the Socio-environmental Agreement in order to reject the possibility of returning the area to Braskem; (ii) to prohibit the sale of the PCF area until a final and unappealable decision is made on the subject of the claim, considering that the assets acquired through the Program for Financial Compensation must not be sold or pledged. In the merit, the claims include: (i) the loss of all properties that are the subject of PCF, with the possibility of returning the area to the victims or to the public domain, besides ordering Braskem to pay, as compensation for collective and social pain and suffering, the same amount paid by Braskem for pecuniary loss; (ii) judgment against Braskem, as compensation for loss of enjoyment of life, for the loss of all properties that are the object of the PCF; (iii) judgment against Braskem for “illicit profit,” with the loss of properties that are the object of the PCF, and the payment of amounts obtained by the Company through its alleged illicit conduct (to be calculated in the liquidation of the award); (iv) issue of subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with the publication of material fact notice. As a result of the denial of the preliminary defenses raised, Braskem filed an appeal. In November 2025, the TRF5 recognized the DPE’s lack of standing and ordered the dismissal of the action. The DPE subsequently filed a Motion for Clarification, which remains pending adjudication. In March 2026, the 3rd Federal Trial Court rendered a decision reaffirming the TRF5's understanding. The DPE then filed a Motion for Clarification, which was denied on June 5, 2026. The deadline for filing an appeal remains open. - 182 3) Public-Interest Civil Action – Reversal of properties Plaintiff: Alagoas State Public Defender’s Office: On July 15, 2026, the Company became aware of the Public-Interest Civil Action filed by the DPE, in which declaratory judgment was requested so that the vacant properties subject to the individual settlement agreements would not, on a definitive basis, form part of Braskem’s assets and would be transferred to the public authorities after stabilization of the subsidence phenomenon. In the alternative, a declaration was requested that Braskem did not compensate the pecuniary loss suffered by the affected population, having merely acquired the properties owned by the beneficiaries of the individual settlement agreements. Additionally, the pleading was amended through a joint filing signed by the MPF and the DPE, among other requests, expanding the claims to include the exclusion of the property-transfer effects arising from the individual settlement agreements entered into by the Company, as well as an order requiring Braskem to pay additional compensation for pecuniary loss, pain and suffering, loss of enjoyment of life, and collective damages related to the impacts arising from the subsidence event. 2,500 - 4) Public-Interest Civil Action - Border Area Entrepreneurs Plaintiff: State Public Defender's Office of Alagoas and Association of Entrepreneurs and Victims of Braskem In January 2026, the Company became aware of the Public-Interest Civil Action filed by the DPE and the Association of Entrepreneurs and Victims of Braskem, seeking to hold Braskem liable for damages allegedly suffered by entrepreneurs who conduct economic activities along the boundary of the Civil Defense Map, including Area 01. As a preliminary injunction, the plaintiffs seek the creation of an emergency support fund for entrepreneurs, with an initial contribution of R$0.4 by Braskem to subsidize loans for the benefit of the entrepreneurs. On the merits, they request pecuniary damages (for real estate devaluation, loss of improvements, and other property losses), loss of profits, loss of business goodwill, individual and collective pain and suffering, loss of enjoyment of life, and social damages. The Company submitted its defense on February 20, 2026. 2,154 2,000 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 61 5) Public-Interest Civil Action - Refusal of insurance within the scope of Housing Financial System (“SFH”) Plaintiff: Federal Public Defender’s Office In November 2021, the Company became aware of the Public-interest Civil Action to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents Public-Interest Civil Action agreement – See item (i). Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon. On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. No judgment against Braskem was rendered, and insurance companies filed an appeal against the decision, which is still pending. It is not possible to estimate the indemnification amount, which will depend on the evidence of damage submitted by people whose insurance was denied. - - 6) Public-Interest Civil - Review of terms of the Flexal Agreement Plaintiff: Alagoas State Public Defender’s Office In March 2023, the Company became aware of the Public-Interest Civil Action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the review of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas. Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of the Flexais region, who choose to adhere the PCF, program created under the agreement relating to the Public-Interest Civil Action (Reparation for Residents), with consequent reallocation of these residents and compensation for pain and suffering and pecuniary loss in parameters specified in the Action. As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$1.7 billion, to guarantee the compensation for pain and suffering and pecuniary loss to residents of the Flexais region. The injunction relief requests were rejected by the lower and appellate courts. In January 2024, a judgment was rendered ordering Braskem to pay additional compensation and severing the original case so that, in a separate proceeding, the request for relocation of residents in the area could be developed and adjudicated. In August 2025, TRF5 sustained the appeals submitted by Braskem and the Federal Government, confirming the validity of the Flexal Agreement and defeating the adverse judgment rendered by lower court. The appeals filed by the DPE and the State of Alagoas were denied. The Special Appeals filed by the DPE, the Federal Government, and Braskem are pending judgment. In the record of the severed action, the 3rd Federal Court ordered the preparation of an Anthropological Expert Examination for the region; however, in October 2025, the TRF5 reversed that decision, finding that the production of evidence was unnecessary. In June 2026, the 3rd Federal Court issued a decision denying the parties’ requests for dismissal of the proceedings and ordering that the case continue, with an evidentiary hearing to be held on a date yet to be scheduled. On July 8, 2026, Braskem filed an appeal against this decision, which remains pending. 363 345 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 62 7) Public-Interest Civil Action - Fishermen Reparation Plaintiffs: Federation of Fishermen of the State of Alagoas (“FEPEAL”) and National Confederation of Fishermen and Aquaculturists (“CNPA”) In August 2023, the Company became aware of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for pecuniary loss (pecuniary damages and loss of profit) and homogeneous individual and collective pain and suffering for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations. As a preliminary injunction, the Associations requested, among other claims, that the Company set aside sufficient amounts to secure compensation for the fishermen included in the Public-Interest Civil Action, as well issue a material fact notice to the shareholders; both requests were denied by the court. Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous pain and suffering, in the amount of R$50 thousand, and (b) pecuniary loss in the form of individual and homogeneous loss of profits, in the amount of R$132 thousand, in both cases for each of the allegedly affected fishermen; (ii) compensation for collective pain and suffering for the Associations, in the amount of R$100 thousand; (iii) compensation for collective pecuniary loss to the Associations, in the amount of R$750 thousand; and (iv) attorney's fees in the amount of 20% on the value of the award. The action was suspended by the TRF5 pending the judgment of the interlocutory appeal filed by Braskem, which challenges the legitimacy of the representation of the plaintiff institutions. In November 2025, the TRF-5 denied the aforementioned appeal. The Motions for Clarification filed by the Company were denied in March 2026. Following this decision, the Company filed a Special Appeal and an Extraordinary Appeal, and also requested that such appeals be granted suspensive effect; both matters are pending adjudication. 2,075 1,970 8) Action against the Violation of a Constitutional Fundamental Right (“ADPF”) Plaintiff: Alagoas State Governor On December 18, 2023, the Company became aware of the ADPF filed before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (Public-Interest Civil Action - Reparation for Residents, 0806577-74.2019.4.05.8000 (Public-Interest Civil Action - Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties. On June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The plaintiff filed an appeal against this decision, which is pending adjudication. It is not possible to assign a contingency amount to this action, which has illiquid claims, aiming at the declaration of nullity of specific contractual clauses of the Agreements. - - 9) Indemnity Claim Plaintiff: Companhia Brasileira de Trens Urbanos (“CBTU”) On February 2, 2021, the Company was notified of the filing of an action, formulating initially only a preliminary injunction for maintaining the Technical Terms of the Cooperation (operational) agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial pleading claiming compensation for pecuniary loss in the amount of R$222 and for pain and suffering in the amount of R$0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area. During the course of the action, Braskem entered into memoranda of understanding with CBTU to reach a mutual solution and suspend the claim during the negotiation period. Moreover, a procedural legal transaction was presented, approved by the court, which provided for the suspension of lawsuit, enabling the continuity of negotiations. After the suspension period ended, on September 18, 2025, Braskem submitted its defense, and on October 15, 2025, CBTU filed a reply with its considerations. Out of court, on August 26, 2025, CBTU and Braskem entered into a technical cooperation agreement aimed at enabling the road requalification of the railway section whose operations were suspended, reinforcing the understanding regarding the safe resumption of remodeling services in the mentioned section. On May 15, 2026, the Federal Court of the 1st Federal Trial Court ruled in favor of CBTU, and Braskem was ordered to: (i) reimburse investments demonstrably made in infrastructure; (ii) bear the costs of the executive design and construction of a new railway segment; (iii) pay compensation for pain and suffering; (iv) fund advertising campaigns aimed at restoring CBTU’s institutional reputation; (v) maintain the ongoing cooperation measures until the implementation of definitive solutions; and (vi) pay costs of loss of suit. Motions for clarification filed by Braskem and CBTU remain pending adjudication. 1,546 1,528 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 63 10) Indemnity Claim - Pinheiro District Property Plaintiff: Construtora Humberto Lobo In July 2019, Braskem became aware of the action for damages claiming that the plaintiff suffered damage and loss of profits due to an agreement to purchase from Braskem a property in the Pinheiro district. Said agreement was terminated by Braskem due to lack of payment by the construction company. Nevertheless, the construction company claims that Braskem omitted information on the existence of structural problems in the deactivated rock salt mining wells located on said property. On July 5, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the construction company’s image, only ordering the return of R$3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by the construction company during the lawsuit. Appeals filed by the parties are pending judgment. On April 6, 2026, the TJAL issued the appellate decision, partially overturning the lower court judgment and ordering Braskem to pay damages for losses and harm, to be determined during the liquidation of the award, as well as damages for pain and suffering, in the amount of R$0.3. As a result of this decision, Braskem revised the case risk assessment to probable and updated the related contingency estimates, assigning an estimated adverse judgment amount of R$35. The parties filed Motions for Clarification, which remain pending adjudication. At the lower-court level, the construction company filed provisory execution of the decision, which was denied by the court. On June 19, 2026, the TJAL reversed the decision, ordering the enforcement proceedings to continue. On July 8, 2026, Braskem filed an appeal against this decision, which remains pending. - 1 11) Indemnity Claim Plaintiff: State of Alagoas In March 2023, the Company became aware of the action seeking compensation for alleged damages arising, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser, with a preliminary request to block funds in Company's current account. An Instrument of Appeal was filed by Braskem. The preliminary injunction was granted. On October 10, 2023, the lower court handed down summary judgment ordering Braskem to reimburse the amounts invested, public infrastructure assets and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On April 7, 2025, the Court of Justice of Alagoas declared the absolute lack of jurisdiction of the State Court of Alagoas, ordering the transfer of the case to the Federal Court in Alagoas. In May 2025, a decision was issued suspending the transfer of the case to the Federal Court in a new appeal filed by the State of Alagoas. On November 10, 2025, Braskem and the State of Alagoas entered into the State Agreement, a comprehensive and complete settlement agreement, fully releasing and extinguishing this action for damages. On January 7, 2026, the Federal Court issued a decision approving the agreement, pending final and unappealable judgment due to an appeal filed by the MPF and the DPU. On February 6, 2026, the MPF and the DPU filed an appeal seeking to overturn the decision with respect to matters involving the Portugal Ramalho Teaching Hospital, challenging the replacement of the obligation to perform with an obligation to pay, as well as the corresponding full and unrestricted discharge granted to Braskem. Braskem, in turn, submitted its appellee’s brief to the appeal. The appeal is pending judgment. - - 12) Other civil actions - Indemnifications related to the impacts of subsidence and relocation of areas affected The Company is a defendant in several other actions in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió. 777 765 Total civil lawsuits 10,727 8,036 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 64 Description of environmental lawsuits Estimate Jun/26 Dec/25 1) Notice of violation Plaintiff: Environment Institute of Alagoas State (“IMA”) On December 4, 2023, the Company was notified by the IMA due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the notice of violation was filed for bis in idem. The original notice of violation of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023. On December 9, 2025, the court of last resort rendered an administrative decision confirming the fine. On February 6, 2026, the Company filed legal proceedings to obtain a stay of enforceability, and a preliminary injunction was granted on February 9, 2026. On April 15, 2026, a judgment dismissing the claim was issued, against which the Company filed Motions for Clarification; the effects of the injunction suspending the notice of violation were subsequently reinstated. The proceeding is currently pending before the courts 92 88 2) Sundry environmental lawsuits 8 8 Total environmental lawsuits 100 96 Total lawsuits with probability of possible loss 10,827 8,132 24 Shareholders’ equity 24.1 Capital As of June 30, 2026 and December 31, 2025, the Company's subscribed and paid-up capital stock amounted to R$8,043 and comprised 797,207,834 shares with no par value. On June 30, 2026, the shares are distributed as follows: Amount of shares Common Preferred shares Preferred shares shares % class A % class B % Total % Fundo Shine 226,334,622 50.11 47,294,173 13.71 - - 273,628,795 34.32 Petrobras 212,426,952 47.03 75,761,739 21.96 - - 288,188,691 36.15 ADR (i) - - 105,583,754 30.60 - - 105,583,754 13.24 NSP Investimentos S.A. - - 25,054,813 7.26 - - 25,054,813 3.14 Other 12,907,078 2.86 91,365,886 26.47 478,790 100.00 104,751,754 13.15 Total 451,668,652 100.00 345,060,365 100.00 478,790 100.00 797,207,807 100.00 Treasury shares - - 27 - - - 27 - Total 451,668,652 100.00 345,060,392 100.00 478,790 100.00 797,207,834 100.00 Authorized 535,661,731 616,682,421 593,818 1,152,937,970 (i) American Depository Receipt (“ADR”) on the New York Stock Exchange – NYSE (USA). 24.2 Share rights Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class “A” preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 65 entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed. In the periods ended June 30, 2026 and June 30, 2025, no shares were delivered. 25 Earnings per share The table below shows the reconciliation of profit or loss for the year adjusted for the amounts used to calculate basic and diluted earnings per share. Jun/26 Jun/25 Basic and diluted Basic and diluted Income for the period attributed to Company's shareholders 4,771 431 - - Distribution of priority dividends attributable to: - - Preferred shares class "A" 209 210 209 210 Distribution of 6% of unit price of common shares 273 221 - - Distribution of excess profits, by class: - - Common shares 2,432 - Preferred shares class "A" 1,857 - 4,289 - Reconciliation of income available for distribution, by class (numerator): Common shares 2,705 221 Preferred shares class "A" 2,066 210 Preferred shares class "B" - - 4,771 431 Weighted average number of shares, by class (denominator): Common shares 451,668,652 451,668,652 Preferred shares class "A" 345,060,365 345,060,365 Preferred shares class "B" 478,790 478,790 797,207,807 797,207,807 Profit (loss) per share (in R$) Common shares 5.9882 0.4904 Preferred shares class "A" 5.9882 0.6054 Preferred shares class "B" 0.6057 0.6057 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 66 26 Net revenues Consolidated Parent company Jun/26 Jun/25 Jun/26 Jun/25 Sales revenue 42,945 43,489 31,857 32,655 Taxes (5,599) (6,022) (5,537) (5,994) Sales returns (143) (150) (101) (93) Net sales and services revenue 37,203 37,317 26,219 26,568 27 Expenses by nature and function Consolidated Parent company Jun/26 Jun/25 Jun/26 Jun/25 Classification by nature: Raw materials other inputs (24,589) (29,216) (18,564) (22,672) Personnel expenses (2,055) (2,130) (1,398) (1,298) Outsourced services (1,446) (1,454) (979) (1,059) Depreciation and amortization (2,329) (2,428) (1,413) (1,504) Freights (2,153) (2,102) (711) (727) Idle industrial plants (197) (215) (106) (134) Alagoas geological event (Note 23) (170) 124 (170) 124 Other income 412 610 345 548 Other expenses (886) (916) (275) (453) Total (33,413) (37,727) (23,271) (27,175) Classification by function: Cost of products sold (30,788) (35,645) (21,950) (26,229) Selling and distribution (951) (1,034) (513) (510) (Loss for) Reversal of impairment of trade accounts receivable and others from clients - - 13 7 General and administrative (1,472) (1,361) (836) (833) Research and development (205) (234) (92) (96) Other income 412 610 345 548 Other expenses (409) (63) (238) (62) Total (33,413) (37,727) (23,271) (27,175) (i) In 2026, it refers primarily to (i) the recognition of PIS and COFINS tax credits in the amount of R$155 related to REIQ Investment Program, determined in accordance with applicable law and eligible for offset against federal taxes, subject to the applicable legal deadlines and conditions, and (ii) R$87 related to expenses considered as inputs for purposes of such contributions. In 2025, it primarily refers to the recognition of remaining PIS/COFINS credits amounting to R$293, associated with the exclusion of ICMS from the calculation base of these contributions (Note 9). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 67 28 Financial results Consolidated Parent company Jun/26 Jun/25 Jun/26 Jun/25 Financial income Interest income 285 405 213 260 Inflation indexation income on tax assets 8 8 8 8 Adjustment to present value - appropriation 103 110 93 83 Other 61 51 9 22 Total 457 574 323 373 Financial expenses Interest expenses (2,482) (2,450) (2,124) (2,606) Adjustment to present value - appropriation (331) (444) (346) (476) Interest expenses on leases (146) (142) (72) (82) Other (378) (248) (160) (88) Total (3,337) (3,284) (2,702) (3,252) Derivatives and exchange rate variations, net Exchange variation on financial assets 365 301 513 (132) Exchange variation on financial liabilities 3,237 3,154 2,692 3,241 Gain on derivatives 127 3 126 Losses on derivatives (59) (59) Total 3,729 3,399 3,331 3,050 Total 849 689 952 171 The effects from exchange variation on the Company’s transactions are mainly due to the variations in the following currencies: End of period rate Average rate Jun/26 Dec/25 Variation Jun/26 Jun/25 Variation U.S. dollar - Brazilian real 5.1766 5.5024 -5.92% 5.1543 5.7591 -10.50% Euro - Brazilian real 5.9106 6.4692 -8.63% 6.0107 6.2922 -4.47% Mexican peso - Brazilian real 0.2967 0.3064 -3.17% 0.2950 0.2887 2.18% U.S. dollar - Mexican peso 17.4536 17.9709 -2.88% 17.4802 19.9611 -12.43% U.S. dollar - Euro 0.8758 0.8506 2.97% 0.8576 0.9160 -6.37% Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 68 29 Segment information Jun/26 Operating expenses Net sales revenue Cost of products sold Gross profit Selling, general and distribution expenses Results from equity investments Other operating income (expenses), net Profit (loss) before net financial expenses and taxes Reporting segments Brazil 27,136 (21,719) 5,417 (938) - 124 4,603 USA and Europe 9,437 (8,406) 1,031 (443) - 35 623 Mexico 1,816 (1,838) (22) (352) - (96) (470) Total 38,389 (31,963) 6,426 (1,733) - 63 4,756 Other segments 127 231 358 (56) (125) 39 216 Corporate unit - - - (852) - (1) (853) Braskem consolidated before eliminations and reclassifications 38,516 (31,732) 6,784 (2,641) (125) 101 4,119 Eliminations and reclassifications (1,313) 944 (369) 13 - (98) (454) Total 37,203 (30,788) 6,415 (2,628) (125) 3 3,665 Jun/25 Operating expenses Net sales revenue Cost of products sold Gross profit Selling, general and distribution expenses Results from equity investments Other operating income (expenses), net Profit (loss) before net financial expenses and taxes Reporting segments Brazil 27,190 (25,563) 1,627 (917) - 457 1,167 USA and Europe 8,970 (8,795) 175 (493) - 175 (143) Mexico 2,156 (2,315) (159) (286) - 145 (300) Total 38,316 (36,673) 1,643 (1,696) - 777 724 Other segments 488 (269) 219 4 7 (225) 5 Corporate unit - - - (925) - 20 (905) 0 Braskem consolidated before eliminations and reclassifications 38,804 (36,942) 1,862 (2,617) 7 572 (176) Eliminations and reclassifications (1,487) 1,297 (190) (12) - (25) (227) Total 37,317 (35,645) 1,672 (2,629) 7 547 (403) The total depreciation and amortization balances allocated to the segments were as follows: Brazil - R$1,164 (2025: R$1,198), United States and Europe - R$210 (2025: R$210), and Mexico - R$463 (2025: R$ 472). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of June 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 69 30 Contractual obligations The Company has long-term commitments for the purchase of feedstock. As of June 30, 2026, these obligations amounted to R$13,352 (2025: R$13,583) and are expected to be settled by 2044. 31 Subsequent events In July 2026, the Company received a new Tax Assessment Notice in the amount of R$1.3 billion, related to single-phase ICMS charges due to the offsetting of single-phase ICMS liabilities arising from the sale of gasoline and LPG against ICMS credits accumulated from other operations. The administrative proceeding is underway and, based on the opinion of the Company’s external legal advisors, the chances of loss are deemed possible.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.